
04032539

Fresh perspective



True Value®

003 Annual Report



fresh perspective There's nothing quite like that 'aha' moment. When what seemed uncertain is perfectly clear. And a future that seemed difficult is promising again. What's different? Nothing really. Only your point of view has changed: how you look at your store, your merchandise, your staff. From a different angle, you see things the way your customers do. It's as if you've never seen them before. Or you're seeing them as they really are for the first time. With your sights reset, you have renewed passion and a sharper focus. An appreciation of your competitive advantages. Vision. A sense of how good it can be. Enthusiasm for bold ideas and confidence in your plans. A positive outlook: maybe the glass *is* half full – and consumers can see beyond the lure of big boxes... A fresh perspective can bring insight and conviction. It can challenge, inspire and energize. And lead to new success.



TruServ is a cooperative comprised of approximately 6,200 members who are entrepreneur-retailers. You may know us best as True Value® a leader in the hardware industry and a favorite among consumers for our friendly and knowledgeable advice, prompt service and ease of finding products. You may also know us as Home & Garden Showplace, Grand Rental Station, Taylor Rental, Party Central and InduServe Supply.

We are a Members First organization, committed to empowering the independent retailer to achieve success in local markets with pick-and-choose programs, products, technology, training and business expertise. We offer members the freedom to choose what is right for them in their micromarkets and support for the choices they make.

Financial Highlights

Selected Financial Data *($ in thousands)*	As of and for the Fiscal Year Ended December 31, 2003	2002
Net revenues	$2,024,340	$2,175,451
Gross margin	221,891	248,632
Net margin	21,221	21,153
Patronage dividends	18,269	20,541
Total assets	681,460	703,371
Current and non-current long-term third-party debt and borrowings	132,423	191,315
Current and non-current promissory (subordinated) and installment member notes payable (1)	59,859	64,886
Deferred stock redemptions and Redeemable nonqualified Class B common stock (2)	56,864	—
Class A common stock (2)	31,440	50,120
Class B common stock (2)	96,542	176,945

(1) The non-current portion of promissory and installment notes payable to members is included in members' capitalization on the balance sheet for 2002 and in long-term debt for 2003. See Note 1, "Description of Business and Accounting Policies — Capitalization" to the Consolidated Financial Statements for additional information.

(2) In 2003, Class A common stock and Class B common stock excludes approximately $18,841 and $82,718, respectively, of amounts not redeemed due to the stock moratorium. Class B common stock also excludes $33,868 of non-qualified Class B common stock. These amounts are included in Deferred stock redemptions and Redeemable nonqualified Class B common stock and are offset by Loss allocation of $27,941, Accumulated deficit of $9,933 and an offset of accounts receivable of $6,821 pursuant to TruServ's contracts with its members. In 2002, Class A common stock and Class B common stock include approximately $15,475 and $47,033, respectively, of amounts not redeemed due to the stock moratorium. See Note 1, "Description of Business and Accounting Policies — Moratorium" to the Consolidated Financial Statements for additional information.

This Annual Report contains forward-looking statements that are based on management's expectations, estimates and assumptions. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Therefore, actual future results and trends may differ materially from what we forecast due to a variety of factors, including without limitation, our assumptions about financing requirements and terms, interest rate functions, sales growth, capital requirements of TruServ and trends in our industry.

Letter to Members

2003 was a year of which we can all be proud. Working together – members, associates, vendors and lenders – we put finishing touches on our turnaround with a highly favorable financing package. We exceeded earnings expectations, and taking the long view, we made significant progress in positioning TruServ as the co-op of choice among retailer-entrepreneurs in the hardware industry.

We begin 2004 with a fresh perspective. As we survey our markets, we have insight into exciting possibilities afforded by our new and improved retail programs, and we can look back enthusiastically on all we have accomplished in the last three years. Eager and resolute, we look forward to a fabulous future.



Pamela Forbes Lieberman, President and Chief Executive Officer, and Bryan R. Ableidinger, Chairman of the Board

2003 was a year of which we can all be proud.... We have the focus and perspective to achieve our best successes yet on our journey from good to great.

FINANCIAL HIGHLIGHTS

Revenues. 2003 sales volume was $2.02 billion, which was in line with our projections. 2002 sales volume was $2.18 billion. About 60 percent of the decline was due to a reduction in membership. While we are striving for zero member attrition associated with members choosing to link with other wholesalers, we're not there yet. Fortunately, the majority of those members who terminated in 2003 were those who purchased small amounts.

The balance of the decrease in volume was the result of lower same store sales, most of which was attributable to a lackluster economy in the first three quarters and members making purchases outside our co-op. Nevertheless, sales improved in the fourth quarter as members gained confidence both in an economy that appears to be rebounding and in our co-op, as a result of our new financing package, explained below.

Earnings. While overall sales were down, we achieved $32.7 million of earnings before our one-time net refinancing costs of $11.5 million, as discussed below. Bottom line, our 2003 net margin was $21.2 million, which is equal to our 2002 profit of $21.2 million. The $11.5 million increase in net margin before the one-time refinancing charge was due to several factors, most significant of which were lower interest expense resulting from reduced borrowing levels and improved distribution network efficiencies.

This was partially offset, however, by the $9.9 million benefit members received as a result of wholesale price reductions through Priced2Win, along with less sales volume and resulting lower volume rebates and discounts. We also profited from a one-time noncash gain of $7.1 million from the early termination last April of our non-compete agreement with BMA, the company that purchased our lumber and building materials business in December 2000.

New Financing. A critical milestone in our turnaround strategy was achieved upon the completion of our new permanent financing agreement. We had been positioning our co-op to be able to access borrowings at a reasonable interest rate on a permanent basis and exit high-interest financing agreements. On August 29, we did just that. We closed on a four-year $275.0 million revolving credit facility at a current overall rate of 4.0 percent, versus 13.0 percent under our old agreements. The long-term effect of lower interest rates together with continued improvement in capital management, which reduces our borrowing needs, is substantially lower interest

expense. To put this in perspective, in 2001, 2002 and 2003, our *recurring* interest expense was $63.3 million, $61.9 million and $38.3 million, respectively. Part of the reduction in 2003 – $12.1 million – was due to replacing debt with a sale leaseback agreement under which we pay rent. For 2004, we are projecting interest expense of $14.0 million based on current company needs.

To terminate our old financing agreements, however, we incurred $19.2 million of one-time exit costs. For the remainder of 2003, we enjoyed interest savings of $7.7 million. The resulting net effect of these two amounts on 2003 profit was an $11.5 million charge to earnings, as discussed above.

Patronage Dividends. In calculating the $18.3 million 2003 patronage dividend, the board of directors determined that members will *not* be adversely affected by the $11.5 million net refinancing charge with regard to the cash portion of the patronage dividend. Members are being paid an aggregate $8.9 million as a 2003 cash dividend as if this one-time net charge had not occurred. Still, the higher cash portion has the effect of reducing the noncash portion of patronage dividends.

Financial Position. We reduced our debt nearly $64 million in 2003 and closed the year with debt totaling $192.3 million, $131.6 million of which was on our new revolving credit facility and $60.7 million was owed to members and other third parties. At year-end 2002, total debt stood at $256.2 million. To put this in perspective, our debt was $554.3 million at the end of 2000.

OPERATING HIGHLIGHTS

Many accomplishments, events and initiatives contributed to our success in 2003 and converge with our financial results to accelerate our momentum for 2004:

• We welcomed 212 new members to the co-op; 67 were conversions.

• We rolled back member prices on 3,000-plus items with Priced2Win for $9.9 million in price reductions in 2003 in addition to $1.1 million of reductions started in 2002. We remain committed to further price rollbacks in 2004, which will lower our co-op pricing to members by an additional estimated $18.0 million.

• We improved our average inventory turn to 4.4 from 4.0.

• We expanded our assortment by 12.9 percent, ending the year with more than 70,000 SKUs.

• We began implementing a brand strategy to increase the number of private label items to 20 percent of our offerings in order to expand our assortment with high-quality, high-margin items offering a competitive advantage. We repositioned our flagship True Value brand and added 585 True Value SKUs. We also began developing the Westpointe™ housewares and Holiday Wonderland® brands and reviewed the positioning of our other private label brands. At year end, we had more than 5,000 private label items.

• We successfully introduced True Value Rewards,® a card-based loyalty and customer information program designed to drive customer traffic and boost store sales. Twenty stores participated in the pilot, 250 stores have firmly committed, and by the end of 2004, we expect at least 350 members will be in the program.

A critical milestone in our turnaround strategy was achieved upon the completion of our new permanent financing agreement.

• In launching a major effort to grow our paint business, we recently piloted our Color Made Simple™ program and will be unveiling it at our 2004 spring market. We've entered into a licensing agreement with Discovery Communications, Inc. to manufacture Trading Spaces™ paint and paint sundries, leveraging both the popularity of the hit TLC television series and our manufacturing capacity.

• We initiated the Great Values auto ship program of end caps, wing panels and clip strips for enhanced in-store merchandising. By year end, more than 1,000 stores were participating.

• We were recognized for our progress in diversity. According to a study of Chicago's Top 50 corporations, TruServ led the way in increases in women directors (12 percent) and women executive officers (30 percent) during the last five years. TruServ now ranks second among the Top 50 in number of women directors and third in number of women executive officers.

• We reviewed and revised our Code of Conduct and Business Ethics and introduced it to all associates along with ethics awareness training. In addition to complying with the Code, associates are asked to be observant, raise questions and report any suspicions about ethical misconduct to an Anonymous Hotline. We expect our associates to do the right thing not just to be compliant, but because they share our values, integrity and ethics.

• Our 2003 fall market was a watershed event. We wrote spiff checks totaling $4.6 million, 47 percent of our total stores attended along with 97 prospects, more than 1,500 new products were on display, and educational sessions and speakers were inspiring. We experienced an "electricity" that had not been present at recent markets. We believe it was due to the fresh perspective members have of our co-op, and we are building on that new energy and excitement as we move ahead.

LEGAL MATTERS

Litigation Concluded. In July, the Delaware court approved the settlement of the Hudson City Properties litigation. In that case, former members sought to raise claims on behalf of all TruServ members, as well as derivatively on behalf of TruServ against various current and former officers and directors, arising out of the $130.8 million loss the corporation incurred in 1999. We were able to craft the settlement for the financial benefit of all affected members, not just those who filed the suit.

TruServ's insurance company funded the majority of the $5 million settlement fund that was agreed upon and paid the plaintiff's lawyers fees. The $5 million will be distributed as an offset to the loss allocation accounts of the shareholders participating in the settlement once we are able to lift the stock redemption moratorium. That distribution will reduce members' loss allocation accounts and ultimately result in active members receiving Class B common stock patronage dividends sooner.

Stock Moratorium. Our board of directors is reviewing the 2003 audited financial statements and 2004 projections to determine whether to lift the stock moratorium that was put in place in 2000. At our Annual Stockholders' Meeting on March 28, 2004, the board will announce its intention and any appropriate details.

BOARD MATTERS

At last year's Annual Stockholders' Meeting, two member directors of our board of directors retired: Robert Ladner, Granite Falls, Minnesota, and George Sheffer, Carbondale, Illinois. We appreciate their dedication and service. The TruServ membership elected and our board has welcomed Michael Glode, Saratoga, Wyoming, and Charles Welch, South Royalton, Vermont, to fill Robert's and George's positions.

In addition, at that time, J.W. "Bill" Blagg, Brownwood, Texas, stepped down as chairman of the board but retained his board seat, and Bryan Ableidinger, Portland, Oregon, was elected chairman.

At our upcoming 2004 Annual Stockholders' Meeting, Peter Kelly, Newburyport, Massachusetts, and Bill Blagg will retire from our board after 23 and eight years of service, respectively, on the collective boards of TruServ and TruServ's predecessor companies. Our board has nominated two member directors: Kenneth Niefield, Annapolis, Maryland, and Brian Webb, Neenah, Wisconsin, to fill these positions. We extend our sincere thanks to Bill and Pete for their countless hours of service, wisdom and passion for our membership and co-op and their ability to lead us through difficult times to the much stronger position we are in today.

Once Kenneth and Brian are elected, we will have completed the long-term plan we began in 2001 to transition from an all-member board of directors to a board consisting of five outside directors with relevant large-company operating experience and financial expertise and five member directors who bring first-hand knowledge of member needs, plus the corporation's chief executive officer. In addition, following the 2004 election, our board will be comprised of directors who joined in 2000 or later.

OUTLOOK

Our turnaround is all but complete. In the last three years, we have reduced our expenses, resulting in lowering our sales breakeven point, excluding unusual gains and charges, to $1.8 billion in 2003 versus $3.1 billion in 2000. We have cut our debt by $362.0 million and we have significantly reduced our interest rate by 9.0 percentage points. We have listened and responded to member needs and been proactive, when appropriate. We have changed our culture to become a Members First organization focused on performance and accountability.

Our sights are set on holding sales flat, at a minimum, and we expect to more than double our bottom line 2003 profit in 2004 while reducing wholesale prices $18 million.

In 2004, we are focusing our attention on the one remaining piece of our turnaround: stopping the erosion of sales. As we continue to implement our 2003 – 2005 strategic initiatives, we are committed to additional wholesale price reductions aggregating $18.0 million this year, more exciting assortments, higher and more consistent fill rates and improved processes to make our co-op easier to do business with – all so that members will find it in their best interests to pull the volume lever.

We are further focused on recruiting new members and retaining current ones with programs like Next Generation to help members continue their family legacies. We offer current and potential members the freedom to capitalize on the needs of their micromarkets and then support the members. We believe this is a point of differentiation, and we can capitalize on it for membership growth.

Using our savings in interest expense, sourcing cost reductions from our import program and better vendor collaboration, we intend not only to lower product pricing but to invest in such future-oriented programs as store modernization and expansion, which offer incentives to members to upgrade their businesses. This makes good business sense for members and for our co-op.

With an improving economy and members' growing confidence in our co-op and prospects for their own businesses, we expect 2004 to be a wonderful year. Our sights are set on stabilizing sales, and assuming a continued economic recovery, we believe that, at a minimum, we will be able to hold 2004 revenues flat to 2003 revenues. We also expect to more than double our bottom line 2003 profit in 2004. We are forecasting net margin in the range of $45 million to $48 million based on current economic and competitive conditions.

We look forward to continuing to work with all of our members – to help you grow your business and your profitability in 2004 and beyond. Whether it's expanded assortments, innovative programs or the passion of a Members First workforce that's nearly 3,000 strong, we have the focus and perspective to achieve our best successes yet on our journey from good to great.*

As always, we appreciate and thank you for your continued support of each other and our co-op.

Bryan Ableidinger
Chairman

Pamela Forbes Lieberman
President and Chief Executive Officer

* In his book, *Good to Great*, author Jim Collins examines 11 "great" companies and explores how good organizations can be turned into ones that produce great, sustained results.


True Value
CANDACE
Candace Arrington, Plantation True Value, Richmond, Texas

it's up to you When you see your business from your customers' perspective, you're particular about the way you do things. How you get customers to shop your store. What kinds of products to stock. How you merchandise. How you reward your customers for their loyalty. Because you care about their shopping experience, you invest in a fresh look and an easy-to-find-things layout. You hire the best staff – people who are as passionate about serving customers as they are about hardware. And you make sure they have the tools and training to offer the friendly, expert advice your customers want. Fortunately, you're not in it alone. Neither do you have to reinvent the wheel. "Help is just around the corner." You have True Value® behind you all the way with products, programs, promotions and a proud name to help your store attract customers and keep them coming back.

What IS the *true value* of True Value®?



Bob Sternke, general manager, True Value Home Center, Marshall, Minnesota, (left) with Dayton Herbranson, retail operations manager.

rebranding "What do you do with six former True Value® hardware stores in North Dakota and Montana that had been unsuccessfully converted to Do It Best and then put up for sale?" asks Bob Sternke, general manager of the chain. "You sell them to a TruServ member like Ray Fox. Having had so much success with True Value Home Center in Marshall, Minnesota, Ray and I turned to True Value and said, 'Do what you will!'"

"And we did," says Dayton Herbranson, retail operations manager. "We converted all six stores in three months – to the delight of local customers. Whether it's AIM or other TruServ programs, Ray and Bob have always wanted suggestions on how to improve their business – which is why this acquisition has been such a good fit."



Fourth generation co-owners Tom Tillson (right) and Rich Pfirman (center), Tillson's True Value, Dexter, Maine, with John Bowen, field marketing manager and developer of the Local Store Marketing Tool Kit.

for the fun of it "Our job is to be promoters of fun – that's what gets people in," says Rich Pfirman, Tillson True Value, Dexter, Maine. "So we've donated rental equipment to local charities for an 'end hunger' event. We team up with the Fire Department for Fire Prevention & Safety Week. The True Value Ad Council in Maine partnered with the University of Maine to sponsor several hockey games. And these are just a few of the promotions we've brainstormed with TruServ's Ken Hutchins and Peter Hodge."

"That's how the Local Store Marketing Tool Kit began," says John Bowen, field marketing manager, Southern Region. "With all sorts of ideas and successful promotions, we decided to pool the best and make them available on Membersonline – for the fun and profit of all members."

MYTH The best way to boost store sales is to focus on increasing transaction size.

REALITY According to DIY Retailing 2004 Marketing Measure, high-profit stores did *not* have a higher average transaction ($15 vs. $16 at a typical store). Instead, they typically rang up more than 13,000 additional transactions. It's the traffic that drives sales growth.

Rolling out in 2004, the Color Made Simple™ retail paint strategy delivers a simplified color selection that engages consumers with color-trained True Value® store personnel. The program includes a streamlined palette of contemporary colors, color combination idea cards, peel-and-stick paint chips, advertising programs and Color School training for members.

COLOR made simple True Value

MYTH Putting in a signature department may not return the investment.

REALITY Signature departments can provide a strong return when members follow best practice recommendations. For example, Just Ask Rental revenue may nearly equal the initial equipment investment in year one, and a growth rate of 15 – 20% is possible in years two and three. Plus, tax advantages are significant – equipment can be depreciated as a capital asset.

MYTH Private label items tend to be lower in quality than national brands and, as such, do not contribute to the value of the True Value® name.

REALITY True Value brand products are as good as or better than the leading national brand and offer a cost-saving alternative for consumers. For the True Value retailer, they create a competitive advantage, help build repeat traffic and, with an average margin of 55%, drive increased profit.


made simple
COLOR made simple
Idea Center
School of Color
COLOR
True Value
america
simply

color commentary True Value® hit it right on the nose with Color Made Simple.℠ We're a 6,000-square-foot store with 5,000 square feet of storage – your basic well-stocked, no-frills hardware store. We take care of the basics, like making sure our store is neat and organized, hiring local people so our customers always know one of us personally and stocking the products our customers want and need. That's why Color Made Simple is great. Color is what our customers want, and color training has helped our employees talk about it. The new idea center serves a critical need, too. My wife's an interior designer, and she thinks the colors are perfect. It all works together – the simpler palette, idea cards and knowledgeable employees. Customers are impressed and say we've made the process of selecting paint color a whole lot easier. That's what we like to hear.

Paul Winberg, Winberg's True Value, Lakeville, Massachusetts


Ask Me About
True Value
REWARDS
True Value
JEANENNE
PLANTATION
True Value

a sense of belonging Since opening 20 years ago, we've become community headquarters for Christmas lights. In fact, we're the only store selling Christmas light strings by the foot. Now we're also gaining a reputation as the store that offers Rewards. We started the True Value Rewards® pilot in early 2003, and what I noticed right away is that it makes customers feel important, like they're part of the store. It also allowed us to identify our top 200 customers and mail them cards and calendars. Before Rewards, we didn't know who our best customers were or where they came from. Now we know. We have a map showing that many live outside our service area, so we've broadened our advertising. It may be awhile before we can take full advantage of all the information available to us. But already, Rewards has helped us compete more effectively: customers who want Rewards will think about *that* before they shop the competition. *Jeanenne Tucker, Plantation True Value, Richmond, Texas*

How do you keep customers coming back?


True Value
REWARDS
the more you shop
the more you earn

True Value Rewards® is a card-based, points-driven loyalty program designed to give customers financial incentive – rewards, discounts and special offers – to shop True Value® stores. It also collects and analyzes customer-specific information, to deliver insights and data to drive effective business and marketing planning.


Commercial Supply
Floor Care
Commercial Supply Netw

industrial strength We launched MRO (Maintenance, Repair and Operations) six years ago to serve our commercial customers better and increase that business. We had 200 in-store accounts. Now we have more than 400. MRO contributes 20 to 30 percent of total sales. And we're continuing to grow with a full-time commercial sales representative, Pat Wehling (right), and the ability, thanks to TruServ, to offer expert product knowledge, fast turnaround and product variety. The more resources available to us, the more we offer and the more business we get.
Mike Anderson, Manager, Easter's True Value, Clarinda, Iowa

MYTH Price is what matters most to consumers in choosing a hardware store.

REALITY Fewer than 20% of consumers say price is most important, according to a recent survey. They're more interested in product variety, store location, ease of finding what they want, advice and prompt service.



Brenda Elliot, Elliott's True Value, Haleyville, Alabama, (right) with retail consultant Malley Limbaugh.

the right stuff "We buy about 99 percent of our merchandise through TruServ," says Brenda Elliott, Elliott's True Value, Haleyville, Alabama. "We need the right assortment because, in today's society, people are used to getting what they want. I rely on our retail consultant, Malley Limbaugh, to recommend ideas and products – I always have the impulse to buy what's new, but it might not work for us. Malley suggested we use AIM, and he helps us cater to larger customers."

"When Brenda opened her new 14,000-square-foot store," says Malley, "she and store manager Jade Bice put in everything we recommended – from more parking to signature departments to expanded plumbing and electrical. I enjoy working with people like Brenda and Jade. They're not just my customers, they're my friends."

Jody Backus, Backus True Value, Ruston, Louisiana, (left) with retail consultant Barry Stevens.



take AIM "With a goal of maximizing market share, we started using AIM in 2000 when it first rolled out," says Jody Backus, Backus True Value, Ruston, Louisiana. "The first year, our average customer transaction jumped 7 percent, and the next year, gross margin grew 8 percent. Our retail consultant, Barry Stevens, is like a great third base coach: he's there to guide us with programs like AIM."

"Jody is quick to try new things," says Barry. "When you combine the data from all the stores using AIM, you have a powerful tool. AIM tells you what's selling elsewhere that you're not stocking, and vice versa. Jody really understands the program and has used it to great advantage – providing customers with the products they want."

What's in a look?



Co-owner Larry Rodeck, Thayne True Value Hardware & Variety, Thayne, Wyoming (right) with store planner Mike Kollasch.

space matters "When my wife, Sandra, and I were deciding to buy this True Value® store, we wanted to add Just Ask Rental," says Larry Rodeck, Thayne True Value Hardware & Variety, Thayne, Wyoming. "Our retail consultant, Tom Harrison, brought in store planner Mike Kollasch to develop a new layout. Now that we've made the changes – all in a weekend – the store's easier to navigate and the average customer transaction is higher."

"I work with retail consultants to understand our members' needs," says Mike. "We have the planning, layout and design tools to maximize store space, create the best traffic flow, freshen signage, replace fixtures, expand and accommodate signature departments. All our members are different and every store's unique. That's what makes my job challenging – and fun."

Co-owner Jimmy Williams, West True Value, McComb, Mississippi, (left) with retail consultant Randy Langford.



tool cool "'I didn't know you had this!' customers say since we opened our Tool Shop in September," says Jimmy Williams, West True Value, McComb, Mississippi. "With a big box starting up nearby, we wanted a better selection of tools. Then my partners and I saw the Tool Shop prototype at market, and we knew it was the way to go. A TruServ team came in and tailored it to our inventory and space. The results? Storewide sales are up 20 percent and tool sales 32 percent."

"Tool Shop combines a professional presentation with personal service," says Randy Langford, retail consultant. "It so totally changes the look of the tool department, it inspires many members to upgrade other parts of their stores – which is great for business."

MYTH **Consumers don't care how products are displayed in a hardware store – as long as the products they want are there.**

REALITY Studies show that customers want to examine and touch merchandise before buying. Investing in fixtures that allow for more product interaction (vs. large, high displays) can result in higher sales.



food for thought I got the idea for our Garden Café watching customers linger in the café at a local bookstore. We opened our 30-seat eatery for lunch when we expanded in 1998. Every day, there's a wait – even during off-season – for our freshly made gourmet sandwiches, soups and salads. Which is great: customers are happy to browse the store. And they do a terrific job talking us up in the community.
Clark Anderson, Anderson's Home & Garden Showplace, Newport News, Virginia

MYTH **Given the economy and cost to renovate, most co-op members can't afford to remodel their stores.**

REALITY The National Federation of Retailers recommends a remodel every 5 to 7 years. TruServ's store modernization and expansion initiatives help defray costs. Co-op data shows average sales increase 17% in the first year.


Building
Retail
Success

TruServ's store modernization and expansion initiatives provide members with financial incentives to undertake a complete store remodel, relocate or open additional stores – plus assistance with product assortment, store design, signage, fixtures and merchandise services. In 2003, 177 stores were remodeled, and 15 members opened a second or branch location.


True Value
hardware
convenience
store
True Value
4
$ 4.99
True Value
3
automotive
bonus buy
$ 9.99
AND UP
3.49
AND UP
Proctor Silex
Crock-Pot
RIVAL
JAMES
DAVID

'we did it!' Our store is nothing like it was when we started. Fifty years ago, the area was all new development, so we focused on contractors. Today, those homes are 40- to 50-years-old, so our biggest business is with remodelers. How fitting that we should decide to remodel our own store. We had known we needed better traffic flow, better selection and a better paint department. But we weren't sure where to start. When our retail consultant, David Elliot, told us about TruServ's store modernization program, we jumped. We decided on a Platinum Paint Shop and Tool Shop, freed up some space, got a new store layout, added AIM and updated our store signage inside and out. TruServ provided labor, some funding, technical support – even advice on what color to paint the walls. And we did it all in only six weeks! They said remodeling our store would increase sales, and they were right. Customers love shopping our new store. *David Samarin, James True Value Hardware, LaHabra, California*


Jia
How May I H
Rhonda
How May I Help

Jia Watson, Rhonda Ward and Linda Taylor, Kelly's Freeport Ltd.

the human factor Friendly staff. Good advice. Prompt service. Our customers will tell you that our staff is the best in the country. Our underlying belief is that, to succeed, we all have to act like we own this store. So when we interview job applicants, we want to know if they have good communication skills and are willing to learn. We want to know if they're self-motivated. We can prod, train and mentor. But we can't make people do what doesn't interest them. They have to want to be here, and Kelly's is as good a place to work as it is to shop. Out of 63 workers, some have been here 15, 18 and 22 years. We offer a positive work environment, good pay, training, holiday parties, service awards and recognition for a job well done. We also enjoy getting to know our employees, their circumstances and their dreams. It's like a family sitting around the dinner table. *Christopher Lowe, Kelly's Freeport Ltd., Freeport, Grand Bahama*

MYTH With extensive software upgrades, the hardware for a store system should last 7 to 10 years.

REALITY Changes in technology occur so rapidly, experts recommend a new investment in hardware every 4 to 5 years.


Important Tools for the Success of Your Business

True Value University provides educational solutions to help members maximize their growth and profitability. Resources include instructor-led workshops and classes for enhanced product knowledge and customer service – plus self-paced training resources, books, software tools, do-it-yourself facilitator kits and the new mini-MBA certificate programs in business management.


True Value University
Certificate Program
2004 Course Guide
A Higher Degree of Success for Store Owners and Managers!

MYTH Since you never know where your next sale will come from, it's wise to treat all customers the same.

REALITY Research suggests the top 30% of customers are responsible for 75% of a store's sales. Since the bottom 30% account for 3%, it's more effective to differentiate customers and focus on the top.

MYTH [illegible]

REALITY Customers come to True Value for expert advice and prompt, friendly service. In a recent survey, 25% of customers said they *always* seek advice, while 80% *sometimes* ask for advice.

What is the power of good people?



Fourth generation owner Greg Cole, Cole's Hardware, Danville, Pennsylvania (right) with Marie Sasso, director of training and corporate communications.

always learning "The other day," says Greg Cole, Cole's Hardware, Danville, Pennsylvania, "a customer asked for one of our employees – 'I want her to help me. She knows her stuff.' That's how we want customers to think of *all* our employees. Training helps build employee confidence. So we're working with True Value University to develop two customized training programs for us – one for floor employees on sales skills, product knowledge and customer service, and the other on business finances."

"Top-performing stores like Cole's know they need to invest in their people and continuous learning to stay at the top," says Marie Sasso, director of training and corporate communications. "Whether it's customized programs, keynote presentations or regularly scheduled courses – True Value University is a one-stop shop for members' learning needs."

Mike Darnell, Gunnison True Value Hardware, Gunnison, Colorado, (right) with Eric Lane, director of e-business and retail systems.



people smart "We brought in Unity when we opened our new store in May 2001 because we wanted the latest technology and best software going forward," says Mike Darnell, Gunnison True Value Hardware, Gunnison, Colorado. "Accounts Receivable is functional, quick and supports our large contractor base. The Windows environment makes working with inventory very easy. And Point of Sale is great – it takes new employees just a few hours learning on the job to get it."

"Members also really like Business Advisor," says Eric Lane, director of e-business and retail systems. "It lets you monitor your success and inventory. Reports are readily available. Training is easy, and you can more effectively receive merchandise from TruServ – so employees are on the sales floor, not in the back room."

point of view Over the years, TruServ has developed a variety of specialty businesses, programs and tools to provide members with a competitive advantage and make day-to-day operations easier. Because every business is different, members can pick and choose among **Niche Businesses**, *Signature Departments* and **Best-Practice Tools and Programs** for the opportunities that will work best in achieving their own retail success.

Niche businesses are standalone enterprises for entrepreneur-retailers who wish to develop high-growth markets by specializing in a focused program and/or product line.

NICHE BUSINESS	DESCRIPTION	FOR MORE INFORMATION
Home & Garden Showplace	The largest independent garden center buying program in the United States. A one-stop resource for the professional landscaper and home gardener.	www.hgshowplace.com or 773-695-5379
InduServe Supply	A growing national network of independent commercial and industrial distributors in the United States. Featuring professional products from more than 500 manufacturers.	www.induserv.com or 773-695-5832
Grand Rental Station	A full-line general rental store offering tools, party supplies and contractor equipment to the homeowner and professional contractor. Professionally trained staff offers expert advice.	www.grandrental.com or 800-833-3004
Taylor Rental	A full-line general rental store offering tools, party supplies and contractor equipment to the homeowner and professional contractor. Professionally trained staff offers expert advice.	www.taylorrental.com or 800-833-3004
Party Central Rental & Sales	An expanding line of tents, chairs and accessories for rental – items and services needed to throw a big party, hold a corporate event or host a wedding.	800-833-3004

Signature Departments are niche businesses presented as "stores within a store" to attract new and current customers and position a member's store as the dominant resource in a category.

SIGNATURE DEPARTMENT	DESCRIPTION	FOR MORE INFORMATION
Grill Zone	Award-winning program featuring grills, parts, barbecue accessories, etc. Assortment updated annually. Décor/sign package.	www.membersonline.com or 847-462-5401
Holiday Wonderland®	Seasonal assortment of holiday lights, trees, décor. Assortment updated annually. Décor/sign package.	847-462-5401
Just Ask Rental	Program for rental of tools, equipment, party supplies. Site analysis, training, pricing, safety. Annual rental market. Décor/sign package. Advertising program. Expanded, basic and lite versions.	www.membersonline.com or 800-833-3004
Maintenance, Repair and Operations (MRO) *(Formerly Commercial Supply Network)*	Program for selling to commercial/industrial organizations, government agencies, corporate offices, etc. to maintain, repair and operate their equipment and facilities. Award-winning Internet Custom Catalog. Advertising program.	www.membersonline.com or 773-695-5556
Platinum Paint Shop and Paint Center	Program for creating dominant paint presentation: paint, stains, brushes, other supplies. NEW Color Made Simple™ color palette, color cards and brochures, idea center, store signage, advertising program, color and product knowledge training for members. Expanded and basic versions.	www.membersonline.com or 847-462-5401
Power Place	Program featuring outdoor power equipment. Assortment updated annually. Décor/sign package.	www.membersonline.com or 847-462-5401
Tool Shop	Program featuring brand-name hand and power tools for do-it-yourselfers and neighborhood contractors. Assortment updated annually. Décor/sign package. Expanded and basic versions.	www.membersonline.com or 847-462-5401
True Value Gardens	Program for selling green goods to complement hard-line lawn & garden items. Training sessions on plant care, ordering, scheduling, etc. Recommended nursery vendors. In-store signage options.	Tfischer@truserv.com or 773-695-5815


True Value
tools

Best-Practice Tools and Programs

BEST PRACTICE	DESCRIPTION	FOR MORE INFORMATION
Advertising: Circular Program	Pick-and-choose: 33 different promotional events, 186 different versions in 2004. NEW 12-page circulars for peak sales seasons. Optional department inserts. Formats include coupon books, tabloids, fliers, broadsheets. Customization and store imprint available. NEW targeting capabilities. Sign kit included.	Your retail consultant or 773-695-5308
AIM (Advanced Inventory Management)	Category-specific guidelines and planograms to maximize retail sales and inventory turns. Identifies inventory not currently carried within recommended assortments and current inventory that's not selling. Recommends how to reset departments.	www.membersonline.com or 847-462-5401
Bargain of the Month	Auto ship promotional merchandise program. Three highly consumable, traffic-driving items shipped with promotional signage each month.	www.membersonline.com/ Advertising/Bargain of the Month or 773-695-6351
Build Your Own Web Site	Service for creating and customizing a Web site for your store.	877-878-7483 or www.membersonline.com
Connect4Profit	Special buying opportunities at semi-annual markets. Ability to place orders online or on your retail system. 350 vendors participating.	www.membersonline.com or 773-695-5873
EFT (Electronic Funds Transfer)	Service for paying TruServ invoices electronically: review invoices on e-statement and select what to pay. Money transferred via Federal Reserve System.	Rdemkowi@truserv.com or 773-695-5403
Everyday Low Price Program (EDLP)	Identifies price-sensitive items and recommended competitive retail price points. Use signMaker to print EDLP signs.	www.membersonline.com or 847-462-5401
Great Values Auto Ship Program	Turnkey program for incremental sales. 3, 6 or 9 end caps per month. 3, 6 or 9 wing panels per month. 6, 12 or 18 clip strips per month. Best-selling items at special pricing. Automatic shipping. 60 days dating.	www.membersonline.com or 773-695-5574
Local Store Marketing Tool Kit	Central archive of successful local marketing tactics: member success stories, how-to instructions, newspaper ad slicks, radio scripts, press releases. Downloadable. Message forum for local and regional marketing programs.	www.membersonline.com, your field marketing manager or 773-695-5293
Market	New products, special deals, keynote presentations, learning opportunities, company updates, member success stories, networking. Spring and fall. Various locations. Premarket Retail Merchandising Conference.	www.membersonline.com or 773-695-5171
Member Councils	Members evaluate current practices and help determine direction for co-op functions and programs. Current councils: Best Practices, Home & Garden Showplace, Loyalty, Marketing Advisory, MRO, Outdoor Power & Equipment, Paint, Rental Advisory, Retail Margin Engineering, Retail Systems Advisory.	800-621-6025
Mystery Shopper	Professional non-TruServ "mystery shoppers" visit your store to evaluate quality of in-store experience. Options to customize. Results posted on secure Web site via Membersonline.	847-462-5401
Netwarehouse	Online product ordering system. Makes special orders easy. Check available inventory.	www.membersonline.com or 800-882-1137
Next Generation	NEW conferences, receptions, events to help parents/next generations work together to carry on the family business.	kstangel@truserv.com or 773-695-5488

(continued on following page)


total
convenience store
$ 3 49
AND UP
True Value
rdware
$ 4 99

BEST PRACTICE *(continued)*	DESCRIPTION	FOR MORE INFORMATION
The Complete Plumbing Program	NEW complete line of top-quality products: 12,000+ SKUs, 50+ carded assortments, AIM-optimized modular assortments, regional selections. Color-coded packaging and presentation. 1-for-1 buy-back conversion/reset program for competitor carded products through September 2004.	Your retail consultant, dbergham@truserv.com or 909-560-0488
Power Events	Special events with national multimedia support to drive customer traffic. 4 events for 2004: mid-April, early May, June and November. Each supported by 8- or 12-page circular, national television, national radio, Sunday supplements. Incentives available. Sign kit included.	Your retail consultant or 773-695-5308
Priced2Win	Program to roll back member prices on select products. $9.9 million wholesale price reductions on 3,000+ items in 2003. 2004 target price roll back: $18 million.	www.membersonline.com or 773-695-5574
Private Label Products	High-quality, high-margin proprietary brands include True Value, Master Mechanic, Green Thumb, Master Plumber, Buyer's Value, Westpointe,™ Holiday Wonderland.® 2003 update to True Value brand, including 585 new SKUs. NEW initiative to make private label items 20% of TruServ product offerings. Currently 5,000+ items.	Your retail consultant or 847-462-5535
signMaker	Service for creating a variety of custom professional-looking signs using Membersonline and your in-store printer.	www.membersonline.com or 847-462-5401
Store Modernization/ Expansion Programs	Initiatives to assist members in remodeling existing store(s), relocating and/or adding additional locations. Support for assortment, store design, signage, fixtures, merchandise services. Discounts and other financial incentives.	Your retail consultant or 773-695-5596
Store Planning	Professional design services to maximize your merchandisable space and traffic flow. Services include fixture plans, interior signage & décor, merchandising plans, lighting, basic site plans, exterior storefront elevations.	Your retail consultant or 847-462-5401
Targeted Direct Marketing	NEW direct marketing program with letters, postcards, e-mails for you to target communications to segments of consumers or businesses. Includes New Movers, holiday letter, rental, paint, lawn & garden, tools and more.	Your retail consultant, www.membersonline.com/ Advertising/Targeted Direct Marketing, jschmidt@truserv.com or 773-695-6354
True Value Rewards®	NEW card-based, points-driven loyalty program giving customers financial incentive to shop True Value® stores. Also collects and analyzes customer-specific information for business insights and deployment of effective, measurable marketing investments.	Your retail consultant, www.membersonline.com/ Advertising/True Value Rewards, jschmidt@truserv.com or 773-695-6354
True Value University	Educational solutions to maximize growth, profits. Instructor-led workshops and classes for enhanced product knowledge and customer service. Self-paced training resources, books, software tools, do-it-yourself facilitator kits. NEW mini-MBA certificate program.	www.membersonline.com or 773-695-5488
Unity	State-of-the-art software store management system. Core 8 modules include point of sale, inventory, accounts receivable. Business Advisor, Rental and other add-on modules. E-commerce capabilities. Toll free support 363 days/year. 2004 features: interface with PDA, WiFi, high-speed Internet access.	Djohnso1@truserv.com or 724-284-6365
Variable Pricing Program	Helps you maintain competitive prices on price-sensitive items and strategically increase margins on non-price-sensitive products.	www.membersonline.com or 847-462-5401
Warehouse Purchase History Program	Helps you analyze department and class gross margin percentages, unit performance for market ordering, variable pricing. Reports provide information on all warehouse and relay products ordered.	www.membersonline.com or 847-462-5401

Management's Discussion and Analysis of Financial Condition and Results of Operations

($ in thousands)

Overview

TruServ continues to make progress towards completing the turnaround of its business. Operational, financial and internal control breakdowns during the integration period following the merger of Cotter & Company and ServiStar Coast to Coast Corporation on July 1, 1997 culminated in a $130,803 loss in 1999. Since then, new management has returned TruServ to profitability by reducing costs significantly, restructuring operations, improving operational performance, reducing and refinancing its debt, improving internal accounting controls and changing its corporate culture. These accomplishments, as well as other management actions, have slowed the rate of membership attrition in the co-op, which increased after the 1999 loss, and have increased the rate of member accretion.

TruServ achieved several milestones of the turnaround in 2002 and 2003. Management restored TruServ to profitability in 2002 by reducing costs, implementing efficiency initiatives, amending the revolving credit facility, senior notes and synthetic lease obligation (the "Senior Debt") agreements (following a 2001 debt default), completing a sale leaseback transaction, closing two regional distribution centers and significantly reducing excess and obsolete inventory. All of these initiatives produced cash to reduce Senior Debt. In 2003, TruServ entered into a new debt agreement that consolidated and refinanced its third party senior notes and revolving credit facility, reducing its weighted average interest rate to 4% from the prior rate of 13% and negotiating cash savings of $21,291 in senior lender obligations. The amount of $7,706 of this savings related to forgiveness of existing indebtedness and $13,585 related to negotiating a reduction in refinancing related make-whole obligations. (The $13,585 is a non-GAAP financial measure. It represents the difference between the contractual amount of the make-whole obligation in accordance with the old senior note agreements compared to the amounts negotiated with the old senior note holders.) In 2003, TruServ settled a derivative action against it for the benefit of nearly all TruServ members, reduced pricing to members nearly $10,000, and continued implementing efficiency initiatives and improving operational profitability.

Management utilizes a variety of key performance measures to monitor the health and progress of TruServ's business. These measures are store count, revenue, operational and interest expense reductions and debt reduction.

The following is a summary of the trends of the most significant key performance measures identified above:

Store Count

YEAR END STORE COUNT


8,096
7,196
6,567
6,178
2000
2001
2002
2003

Management begins its analysis of the financial health of TruServ by measuring the number of stores and the level of patronage from TruServ members. Management considers that one of the critical elements of a turnaround has been stabilizing the membership base. As demonstrated on the preceding chart, the rate of TruServ's net store count decline has tapered off significantly in the last few years. The net store count decline reflects store gains of 116, 148 and 212 in 2001, 2002 and 2003, respectively. Management is projecting a modest 3% net decline in overall store count in 2004, assuming general economic conditions and current competitive conditions remain constant and the continued improvement of the financial condition of TruServ. Management considers this a modest decline, as the number of industry-wide independent hardware stores is projected to decline at about a 1.5% rate for the next several years. With the improvement in the financial condition of TruServ, management expects new store revenues to be greater in 2004 than in 2003.

Revenue

REVENUE *($ in millions)*


$3,994
1,085
$109
2,800
$84
$2,619
$21
$2,514
$2,175
$2,024
2000
2001
2002
2003
Hardware & Paint
Canada Business
Lumber Business

Consistent with the tapering off of the rate of member attrition, the rate of same store revenue decline has been improving over the last few years. As demonstrated by the preceding chart, the decline in hardware and paint revenue decreased from a rate of 13.5% in 2002 to a rate of 7.0% in 2003. Assuming general economic conditions and current competitive conditions remain constant, management believes that the decline in revenue has stopped and that TruServ will experience nearly flat revenue in 2004.

Operating and Interest Expenses

OPERATING AND INTEREST EXPENSES *($ in millions)*


$286
$291
$225
$220
2000
2001
2002
2003

Operating and interest expenses include logistic & manufacturing, selling, general & administrative, member interest and third party interest expenses.

A key component of management's turnaround strategy has been to reduce the cost structure of TruServ. Management's actions, including restructuring actions, have focused on reducing the following expenses: logistic and manufacturing, selling, general and administrative, and interest paid to members and third parties. In 2003, third party interest expense includes the cost of $26,927 incurred with the refinancing of the Senior Debt, resulting from the write-off of the remaining unamortized balance of prepaid bank fees and old and new senior note make-whole interest costs. In 2000 and 2001, TruServ incurred sizable restructuring charges mainly in connection with distribution facility closures and corporate layoffs. These restructuring actions and other corporate cost reductions have been key to the improved profitability of TruServ. Management estimates that the interest rate reduction resulting from the refinancing completed August 29, 2003, together with continuous improvement in working capital management resulting in lower borrowing levels, and projected product cost reductions will be the primary drivers of further cost reductions in 2004.

Debt

TOTAL YEAR-END DEBT INCLUDING MEMBER DEBT *($ in millions)*


$554.3
$107.9
$446.4
2000
$514.3
$82.6
$431.7
2001
$256.2
$64.9
$191.3
2002
$192.3
$59.9
$132.4
2003
Third Party Debt
Member Debt

Many of the actions management initiated in 2001 and 2002 in connection with the turnaround were intended to generate cash to pay down debt. TruServ has reduced its year-end debt levels by approximately two-thirds in the last three years and anticipates further reduction in the next several years. Total debt as shown above includes all third party debt and the current and long-term portions of subordinated member debt. Improved working capital management, the sale of idle or underutilized assets, the sale leaseback of seven distribution centers at the end of 2002 and lower payroll costs from headcount reductions were the primary contributors to TruServ's effort to reduce debt. The combination of improved operating performance and lower debt levels allowed TruServ to refinance its third party senior notes and revolving credit facility and reduce the interest rate on these borrowings from an average interest rate of 13% to 4%. The interest rate reduction resulting from the refinancing transaction will be a major contributor to improved profitability in 2004 due to lower interest expense, assuming general economic conditions and current competitive conditions remain constant.

TruServ's revenues consist of the following:

• Warehouse and relay revenue consists of revenue generated from the sale of product from the warehouses to the members. The product is either shipped from stock or relay inventory, and revenue is recognized upon delivery of the product to the members.

• Vendor direct revenue consists of revenue generated from the sale of product that is shipped directly from the vendor to the member, and revenue is recognized upon TruServ's receipt of validated invoice from the vendor for product delivered to the members.

• Paint revenue consists of revenue generated through the sale of paint and paint related products to the members, and revenue is recognized upon delivery of the product to the members.

• Advertising, transportation and other revenue consists of revenue generated from other services provided to the members. These services include various forms of advertising, from national advertising to local direct mail circulars. The advertising revenue is recognized when the underlying advertisement is run or when the related circulars are provided to the members. Transportation revenue is recognized when services are provided to the members.

TruServ's expenses consist of the following:

• Cost of revenue includes the acquisition costs of the products, costs related to readying the product for sale, net of any purchase discounts and certain financial incentives received from the vendor, and costs related to the services provided to the members.

• Logistics (outbound to the members' stores) and manufacturing expenses (the paint business) include the costs related to the warehousing and delivery of products to the members and the overhead costs related to the paint manufacturing facility. These expenses include warehouse and transportation and manufacturing personnel expenses, depreciation and lease expense, repair and maintenance expenses and other facility expenses.

• Selling, general and administrative expenses consist of headquarters and field personnel expenses and advertising and marketing expenses.

• Restructuring charges consist of expenses incurred as a result of the closure of distribution centers and workforce reductions.

• Third party interest expenses include interest and related costs for the respective debt financing owed to parties other than members.

The success of TruServ is dependent upon continued support from its members in the form of purchases of merchandise and services for their retail and/or industrial distribution outlets. Significant declines in membership or in the levels at which members purchase from TruServ, or both; an increase in market share of the various entities that compete in the hardware industry; and a decline in the general U.S. economy could have a significant negative effect on TruServ's profitability.

The following discussion and analysis provides information that management believes to be relevant to understanding TruServ's financial condition and results of operations. This discussion should be read in conjunction with TruServ's consolidated financial statements and the related notes thereto included in this report, beginning at page 30.

Results of Operations for 2003 Compared to 2002

TruServ experienced a net decline of its total number of outlets of 5.9% in 2003 and 8.7% in 2002. The decline can be attributed to retailer competition and members leaving TruServ to find an alternate source of supply principally due to concerns about TruServ's financial health. TruServ's improved financial stability with the new financing in place, its ability to lower prices (reversing a substantial portion, to date, of the price increases put in place in 2001, its improved profitability and its enhancement and introduction of marketing programs have served to

slow member attrition, increase member accretion and slow the reduction of market share of members' purchases. Further, members are buying more merchandise from the distribution centers resulting in a favorable mix of higher margin warehouse sales and fewer low margin direct sales. The price reductions, which commenced in October 2002 and continue incrementally in 2003, have resulted in a net decline in revenue and gross margin, but have been of benefit to the members.

During 2003, TruServ was successful in completing a refinancing of the existing senior credit facility and senior notes with a four-year revolving credit facility. The new asset-based revolving credit facility ("Bank Facility") resulted in a substantial reduction in interest expense as a result of a lower interest rate from September 2003 through December 2003. TruServ believes the new Bank Facility will continue to provide interest savings of approximately $15,400 in 2004, based upon the expected borrowing levels and assuming market rates (i.e., London Interbank Offering Rate ("LIBOR")) remain in relatively the same range as they were in 2003. (The $15,400 of interest expense savings is a non-GAAP financial measure. It is management's estimate, based on projected borrowing levels in 2004, of the interest savings generated from the lower interest rate of 4% on the new Bank Facility compared to the 13% average rate on the old lending agreements.)

REVENUES AND GROSS MARGIN

A reconciliation of revenue and gross margin between 2003 and 2002 follows:

($ in thousands)	Net Revenue $	% of 2002 Net Revenue	Gross Margin $	Gross Margin % of Revenue
2002 Results	$2,175,451	100.0%	$248,632	11.4%
Same store sales:				
Warehouse and relay shipment revenue	(11,177)	(0.5)	3,065	
Direct shipment revenue	(21,995)	(1.0)	(858)	
Paint revenue	(6,904)	(0.3)	(3,850)	
Net same store sales	(40,076)	(1.8)	(1,643)	
Change in participating members:				
Terminated members:				
Warehouse and relay shipment revenue	(78,414)	(3.6)	(12,587)	
Direct shipment revenue	(33,614)	(1.5)	(344)	
Paint revenue	(6,359)	(0.3)	(3,110)	
Net terminated members	(118,387)	(5.4)	(16,041)	
New members:				
Warehouse and relay shipment revenue	13,429	0.6	2,155	
Direct shipment revenue	9,959	0.5	52	
Paint revenue	986	—	460	
Net new members	24,374	1.1	2,667	
Net change in participating members	(94,013)	(4.3)	(13,374)	
Advertising, transportation and other revenue	(17,022)	(0.8)	1,641	
Indirect cost of revenue	—	—	(13,365)	
Total change	(151,111)	(6.9)	(26,741)	
2003 Results	$2,024,340	93.1%	$221,891	11.0%

Net revenue for the year ended December 31, 2003 totaled $2,024,340, a decrease of $151,111, or 6.9%, as compared to the same period last year. The overall decline in revenue was predominately due to a decline in the number of participating member retail outlets. TruServ had a net decline in the number of participating member outlets of 5.9% compared to the prior year that resulted in a revenue reduction of $94,013, or 4.3%. Same store sales declined $40,076, or 1.8%, as compared to the prior year, due to TruServ members shifting some of their merchandise purchases to other sources and the effect of a slow economy through the first three quarters. A contributing factor in the decline of revenue in same store sales and participating member outlets was a product price reduction that lowered revenue by approximately $9,884, as compared to the prior year. Advertising, transportation and other revenue declined $17,022, or 0.8%, primarily due to lower advertising dollars as a result of TruServ experiencing lower merchandise sales on which the advertising amount is calculated and due from members. Also, the adoption of the accounting rule EITF Issue No. 02-16 (See Note 1, "Description of Business and Accounting Policies – New Accounting Pronouncements," to the Consolidated Financial Statements beginning at page 30 for a further discussion of the adoption of this standard) had an impact of reducing revenue by $4,284. Further, reduced volume shipments to members reduced freight revenue from members by $3,049.

Gross margin for the year ended December 31, 2003 decreased by $26,741, or 10.8%, over the prior year. The net decline in participating member outlets contributed $13,374 of the reduction in gross margin. Gross margin from same store sales was impaired by $1,643. A contributing factor in the decline of gross margin in same store sales and participating member retail outlets was a product price reduction that lowered gross margin by approximately $9,884, as compared to the prior year. The product price reduction was

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)* *($ in thousands)*

partially offset by lower product acquisition costs from both domestic and global suppliers.

Advertising, transportation and other gross margin increased $1,641, as a result of advertising costs being reduced by an amount greater than the related revenue reduction. Indirect costs of revenue, which is comprised of freight-in, vendor rebates, cash discounts and other costs incurred to prepare goods for resale, negatively impacted gross margin by $13,365, as compared to the same period last year. This negative impact was due to an increase in freight costs and lower discounts and rebates associated with the global sourcing of product and lower purchasing volume.

	2003	2002	$ Expense (Decrease)
Logistics and manufacturing expenses	$63,031	$69,464	$(6,433)

Logistics and manufacturing expenses decreased by $6,433, or 9.3%, as compared to the prior year. TruServ experienced a decrease in expense due to lower operating costs resulting from the closure of two distribution centers during 2002, together with increased labor productivity resulting from ongoing process changes. In 2001, TruServ had implemented a distribution center closure plan in response to a reduction in the member base. These savings, which started to be recognized in 2002, were partially offset in 2003 by increased rent expense of $14,442, net of reduced depreciation expense of $1,814 and gain amortization of $2,646, as a result of a sale leaseback transaction, which occurred on December 31, 2002. See "Interest expense" below for a discussion of the related impact from the sale leaseback transaction.

	2003	2002	$ Expense Increase
Selling, general and administrative expenses	$99,782	$93,209	$6,573

Selling, general and administrative ("SG&A") expenses increased $6,573, or 7.1%, as compared to the prior year. The increase in SG&A expenses was due mainly to higher health care cost, which reflects the upward trends in health care self insurance cost in the year compared to the same period last year. Also professional fees, which relate to higher litigation costs as well as professional outside services work related to Sarbanes-Oxley preparations were unfavorable compared to the prior year.

	2003	2002	$ Expense (Decrease)
Interest expense:			
Member	$ 5,799	$ 6,611	$ (812)
Third parties	51,724	55,284	(3,560)

Interest expense to members decreased by $812, or 12.3%, as compared to the prior year, due to a lower average principal balance of debt outstanding, partially offset by a higher average interest rate. The 8.3% interest rate that TruServ offered to members to renew their maturing subordinated debt for an additional three years was higher than the 7.9% average coupon rate of their maturing debt.

Third party interest expense decreased $3,560, or 6.4%, as compared to the same period last year. On August 29, 2003, TruServ completed the refinancing of the Senior Debt resulting in the write-off of the remaining unamortized balance of prepaid bank fees and old and new senior note make-whole interest costs totaling $26,927. See "Other income, net" below for related debt forgiveness. In addition, the amortization of make-whole costs incurred by the early pay down of debt from the asset sales that occurred in the second half of 2002 are included in interest expense. These write-offs and increased amortization were offset by lower interest costs of approximately $30,486 as a result of lower average principal balance of senior debt outstanding, as compared to the prior year, and lower interest rates on the new Bank Facility. TruServ achieved the lower average principal balance by generating cash from operations and asset sales, which includes the sale leaseback of seven facilities at December 31, 2002.

	2003	2002	$ Income Increase
Other income, net	$(22,309)	$(3,723)	$18,586

Other income, net increased by $18,586, as compared to the same period last year. This increase in other income included $7,706 of debt forgiveness from the refinancing of the Senior Debt. Additionally, TruServ recognized $7,133 of income from deferred credits related to the termination in April 2003 of the non-compete, cooperation and trademark license agreements that were part of the sale of the lumber and building materials business ("Lumber Business") to Builder Marts of America, Inc. ("BMA") in 2000. These agreements with BMA had terms ranging from five to ten years and the related amounts received for these agreements were being amortized over those terms. Also, TruServ recorded income from litigation settlements of $5,538. The Derivative Action Settlement requires on the effective date of lifting the moratorium that TruServ reduce the loss allocation accounts for all current and former members who are parties to the Stipulation of Settlement by approximately $5,000. TruServ's board of directors is considering whether to continue the moratorium and has informed its members that a decision whether to maintain or lift the moratorium will be made prior to and announced at the March 28, 2004 annual shareholders' meeting. The income of $3,000 relates to the receipt of insurance proceeds in 2003 to fund a portion of this adjustment between the loss allocation account and retained deficit. The remaining $2,538 of income relates to settlement of a dispute with vendors.

	2003	2002	$ Net margin Increase
Net margin	$21,221	$21,153	$68

The net margin of $21,221 was up from a net margin of $21,153 for the same period a year ago. TruServ maintained its net margin in light of a $151,111 revenue reduction including $9,884 in wholesale price reductions. The adverse effect of revenue reductions on gross margin due to the wholesale price reductions and lower volume were offset by expense reductions from logistic and manufacturing efficiencies, other productivity improvements and the net effect of the sale leaseback transaction. Further, net margin was impacted by the net cost of $11,531 from refinancing the Senior Debt. This amount, however, was offset by the gain of $7,133 from the termination of the long-term BMA agreements and gains from litigation settlements in the aggregate amount of $5,538.

Results of Operations for 2002 Compared to 2001

TruServ has experienced a net decline of its total number of outlets of 8.7% in 2002 and 11.1% in 2001. The decline can be attributed to retailer competition and members leaving TruServ to find an alternate source of supply principally out of concerns about TruServ's financial stability. TruServ is regaining financial stability and is starting to lower prices to members on select items and implementing certain marketing programs and sales initiatives. Management believes that as a result of these programs and initiatives, retention of members is continuing to improve and members are buying more merchandise from the distribution centers and in a favorable mix of higher margin warehouse sales and less low margin direct sales. The price reductions, which commenced in October 2002, have resulted in a net decline in revenue and gross margin during the fourth quarter, but have been of benefit to the members.

At the close of 2002, TruServ was successful in completing a sale leaseback of seven of its distribution centers and applying the proceeds to pay down the Senior Debt.

REVENUES AND GROSS MARGIN

A reconciliation of revenue and gross margin between 2002 and 2001 follows:

($ in thousands)	Net Revenue $	% of 2001 Net Revenue	Gross Margin $	Gross Margin % of Revenue
2001 Results	$2,619,434	100.0%	$273,975	10.5%
Same store sales:				
Warehouse and relay shipment revenue	(56,234)	(2.2)	(6,026)	
Direct shipment revenue	(60,265)	(2.3)	(1,256)	
Paint revenue	(3,085)	(0.1)	1,301	
Net same store sales	(119,584)	(4.6)	(5,981)	
Change in participating members:				
Terminated members:				
Warehouse and relay shipment revenue	(148,316)	(5.7)	(21,733)	
Direct shipment revenue	(66,496)	(2.5)	(746)	
Paint revenue	(13,302)	(0.5)	(6,214)	
Net terminated members	(228,114)	(8.7)	(28,693)	
New members:				
Warehouse and relay shipment revenue	12,367	0.5	1,929	
Direct shipment revenue	7,619	0.3	80	
Paint revenue	1,072	—	483	
Net new members	21,058	0.8	2,492	
Net change in participating members	(207,056)	(7.9)	(26,201)	
Lumber Business (1)	(21,422)	(0.8)	—	
Canadian Business (2)	(84,397)	(3.2)	(12,344)	
Advertising, transportation and other revenue	(11,524)	(0.4)	(7,820)	
Indirect cost of revenues	—	—	27,003	
Total change	(443,983)	(16.9)	(25,343)	
2002 Results	$2,175,451	83.1%	$248,632	11.4%

(1) The Lumber Business was sold on December 29, 2000. The revenue and the cost of revenue from merchandise shipped and billed in 2001, but negotiated prior to December 29, 2000, was recorded in TruServ's results of operations in 2001.

(2) TruServ Canada Cooperative, Inc. (the "Canadian Business") was sold on October 22, 2001. The amount of $84,397 in revenue reduction represents sales from the Canadian Business from January 1, 2001 through October 22, 2001, the date of sale of the Canadian Business.

Revenues for 2002 totaled $2,175,451. This represented a decrease in revenues of $443,983, or 16.9%, from 2001. A key contributor to the decrease in revenue was a 8.7% net decline in the number of participating member retail outlets in 2002, representing a 7.9% revenue reduction. Additional contributors to the decrease in revenue were a 4.6% decline in same store sales and the effect of the sale of the Canadian and Lumber businesses, representing a 4.0% revenue reduction. TruServ increased prices in September 2001. The direct impact of these price increases on 2002 member purchases was $13,340. In October 2002, TruServ announced it would commence lowering prices monthly in 2002 and continue price reductions into 2003. The direct impact of the reduction in pricing on fourth quarter 2002 sales to members was a $1,100 reduction. A favorable trend that TruServ management has observed is that as a result of marketing programs and sales initiatives, together with the impact of a slow-down in the national economy, members are buying more merchandise from the distribution centers. This trend has favorably improved the sales mix toward more warehouse sales from the less profitable direct sales and has minimally affected revenues, as the lower volume has been offset by higher prices positively impacting gross margin.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)* *($ in thousands)*

Gross margin for 2002 totaled $248,632. This represented a decrease in gross margin dollars of $25,343, or 9.3%, as compared to 2001. The sale of the Canadian Business and the decline in the number of participating member retail outlets are the key contributors to the negative variance relative to the prior year. However, the gross margin as a percent of revenue increased to 11.4% in 2002 from 10.5% for 2001. The shift in the sales mix to warehouse sales from vendor direct orders and certain product price increases initiated in September 2001 contributed to the increase in gross margin as a percent of revenue. Price reductions commenced in October 2002. The indirect cost of revenues favorably impacted the gross margin dollars as a result of distribution center closures and headcount reduction, which reduced the direct inbound logistics costs and labor and related overhead incurred to bring merchandise to the distribution centers. Additional impact to gross margin was due to a reduction in advertising support fees of $7,956, which was partially offset by a reduction in gross advertising costs of $2,868. These reductions reflect lower member participation in the distribution of direct mail circulars, but these costs were partially offset by additional expenditures for network advertising for the new power event promotions.

	2002	2001	$ Expense (Decrease)
Logistics and manufacturing expenses	$69,464	$89,637	$(20,173)

Logistics (outbound to members' stores) and manufacturing (the paint business) expenses decreased $20,173, or 22.5%, as compared to the prior year. Approximately $11,223 of this decrease resulted from the exclusion of expenses associated with the Canadian Business, which was sold in October 2001. An additional $3,444 was due to the closure of several distribution centers in late 2001 through 2002, in response to a reduction in the member base. Also, a decrease of approximately $4,388 was caused by lower expense spending related to the manufacturing operations, predominately related to lower advertising.

	2002	2001	$ Expense (Decrease)
Selling, general and administrative expenses	$93,209	$137,807	$(44,598)

Selling, general and administrative expenses ("SG&A") decreased by $44,598, or 32.4%, in 2002, as compared to the prior year. TruServ achieved significant reductions in SG&A as a result of lower labor costs and reduced benefit expenses. TruServ's restructuring initiatives in 2000 and 2001, which included headcount reductions, generated a savings of $4,090 in labor costs. The $15,126 reduction in benefit plan costs were generated from lower headcount, changes in the benefits, a reduction in pension settlements with terminated employees, and the elimination in 2002 of a requirement that existed in 2001 to cover exposure of an insurance carrier in liquidation. An additional reduction of $6,041 in SG&A expenses for 2002, as compared to 2001, is the result of lower bad debt expense due to TruServ's improved ability to collect receivables. Also in 2002, TruServ adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill from an amortization method to an impairment only approach. Goodwill amortization for 2001 was $2,577. Other areas of reductions in SG&A include lower refinancing fees of $7,368, lower software license fees of $2,483 relating to retail point of sale software and lower non-restructuring related severance of $1,386.

	2002	2001	$ Expense (Decrease)
Restructuring charges and other related expenses	$6,284	$38,522	$(32,238)

In 2002, TruServ incurred restructuring charges and other related expenses of $6,284, of which $3,313 related to restructuring, and $2,971 related to other post-employment and asset impairment charges. The restructuring charge of $3,313 in 2002 resulted from TruServ's continued workforce reductions initiated in 2000 and 2001 and related to distribution center closures and workforce reductions in the organization. This charge was comprised of $2,316 for severance and $2,296 for facility exit costs, offset by a $1,299 reduction in asset impairment charges. The severance charges of $2,316 primarily consisted of additional workforce reductions at the corporate headquarters in Chicago, Illinois. The facility exit costs of $2,296 related to closing the Hagerstown, Maryland distribution center, which was completed prior to December 31, 2002. The $1,299 reduction of asset impairment charges consisted of a $927 favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center, based on actual proceeds received on the sale of this facility in 2002. The other charges of $2,971 consisted of $1,769 for asset impairment and $1,202 for post-employment charges. The asset impairment charge of $1,769 related to the write-down of the East Butler, Pennsylvania facility. The post-employment charge of $1,202 was comprised of $352 relating to severance charges for the Cary, Illinois facility, and $850 relating to severance charges for the corporate headquarters in Chicago, Illinois.

In 2001, TruServ recorded a charge to income of $38,522, of which $10,722 was for severance, $18,901 was for facility exit costs for the distribution centers, and $8,899 was for asset impairments. The largest component of these exit costs related to the Hagerstown, Maryland distribution center closure, which is subject to a synthetic lease. The difference of approximately $14,800 between the lease obligation at December 31, 2001 of $40,000 and management's estimate of the fair value of the building was the major component of its facility exit costs in 2001. This obligation and the original cost of the facility are not recorded on TruServ's balance sheet because it does not meet the requirement for capital lease treatment under SFAS No. 13, "Accounting for Leases." At December 31, 2002, the synthetic lease had a balance of $33,383, which is due at the end of the amended lease term, which is the earlier of December 31, 2003 or the termination of the existing revolving credit facility.

As a result of management's effort in restructuring and accomplishing operating efficiencies, TruServ achieved an estimated annualized cost saving of $28,957, relating to charges reserved through 2001, with $4,350 of cost saving relating to additional reserve charges in 2002. Headcount reductions of 909 were related to charges reserved through

(continued) *($ in thousands)*

2001, with additional headcount reductions of 80 related to charges reserved for in 2002.

	2002	2001	$ Expense (Decrease)
Interest expense:			
Member	$ 6,611	$ 7,842	$(1,231)
Third parties	55,284	55,431	(147)

Interest paid on member debt decreased by $1,231, or 15.7%, as compared to the prior year, due to a decrease in the average balance of debt outstanding of approximately $26,628, which was partially offset by a higher average interest rate (8.49% average in 2002 compared to 7.50% average in 2001).

Third party interest expense decreased by $147, or 0.3%, as compared to the prior year. TruServ experienced an interest expense savings of $11,629, as a result of the lower average balance outstanding of Senior Debt as compared to 2001. However, this amount was substantially offset by higher financing fee amortization and higher interest rates, which increased the effective interest rate by approximately 2.9%, as compared to 2001, resulting in increased interest expense of $11,482. TruServ achieved the lower average debt balances in 2002 by generating cash from operations and asset sales. These amounts were offset in part, however, by the fees resulting from TruServ amending its Senior Debt agreements due to the debt covenant violation under these agreements in 2001.

	2002	2001	$ Gain (Decrease)
Loss/(gain) on sale of assets	$91	$(1,958)	$(2,049)

Loss/(gain) on sale of assets decreased $2,049, from a gain of $1,958 in 2001 to a loss of $91 in 2002. The variance was mainly due to the non-recurrence of 2001 gains of $1,588 and $472 recorded upon the sale of the Canadian Business and the Indianapolis distribution center, respectively.

	2002	2001	$ Net margin Increase
Net margin/(loss)	$21,153	$(50,687)	$71,840

The net margin in 2002 was $21,153, as compared to a net loss of $50,687 in 2001, an increase in net margin/(loss) of $71,840. Net margin/(loss) was favorably impacted by the closure of distribution centers and headcount reductions that occurred from the restructuring activities in 2001, the non-recurrence of the significant 2001 restructuring charges and a better gross margin percentage. These favorable impacts were partially offset by the loss of participating member retail outlets.

LIQUIDITY AND CAPITAL RESOURCES

The information provided below describing TruServ's debt, credit facilities, guarantees and future commitments is included in order to facilitate a review of TruServ's liquidity.

TruServ generated cash from operating activities for 2003, 2002 and 2001 in the amounts of $32,807, $103,204 and $179,441, respectively. The reduction in cash generated from operating activities in 2003 in comparison to the prior two years was due principally to the non-recurrence of significant cash generation from the liquidation of excess inventory in 2002 and 2001. The cash generated from the sale of inventory in 2002 and 2001 was $88,908 and $85,715, respectively. TruServ also generated cash in 2002 and 2001 through initiatives to improve inventory turns and eliminate excess and/or obsolete inventory, as well as by closing regional distribution centers, which in turn reduced stock levels. In addition, TruServ initiated several inventory reduction programs to keep inventory levels in line with a reduction in membership. While TruServ disposed of excess inventory during 2003, it did so at a lower level than in 2002 and 2001.

TruServ generated cash as a result of a decrease in accounts and notes receivable for 2002 and 2001 in the amount of $32,926 and $127,000, respectively. TruServ's 13 month average member receivable DSO (Days Sales Outstanding) was 39.6, 39.7, and 43.9 days for 2003, 2002 and 2001, respectively. Accounts and notes receivable in 2003 remained constant with 2002, as DSO remained at 2002 levels. The cash improvement in 2002 was related to the improved DSO of 4.2 days. In 2001, the sale of the Lumber Business significantly impacted cash generated from accounts and notes receivable by approximately $64,000. The remaining decrease in accounts and notes receivable is mainly due to a decline in sales, change in sales mix from direct sales to warehouse sales and the implementation of improved collection efforts.

The other significant impact on cash from operating activities was in accounts payable. In 2003, accounts payable increased $38,614. In 2002 and 2001, TruServ used cash to fund the decrease in accounts payable, which were $52,091 and $92,216, respectively. This use of cash partially offset the cash generated from inventory sales and accounts receivable. The decrease in cash used for accounts payable in 2002 is primarily due to lower inventory purchases in that period. The decrease in cash used for accounts payable in 2001 is partially due to the sale of the Lumber Business, which accounts for approximately $39,000 of the decrease. The remaining decrease is a result of lower inventory purchases.

TruServ's major working capital components individually move in the same direction with the seasonality of the business. The spring and early fall are the most active periods for TruServ and require the highest levels of working capital. The low point for accounts receivable, inventory and accounts payable is at the end of the calendar year. The cash needed to meet the future payments for accounts payable will be provided by the cash generated from collections of accounts receivable and from the future sale of inventory.

TruServ generated cash from investing activities for 2003 and 2002 in the amount of $13,065 and $146,851, respectively. Cash used for investing activities for 2001 was $26,502. Investing activities include capital expenditures, proceeds from sales of properties, restricted cash activities and changes in other assets. Total capital expenditures, including expenditures under capital leases, were $6,825, $12,838 and $15,151 for the years 2003, 2002 and 2001, respectively. Capital expenditures are comprised of various building improvements and purchases of additional equipment and technology at TruServ's distribution centers and at its corporate headquarters. TruServ's management has forecasted that the capital expenditure investment for 2004 will return to the levels of 2001 and 2002. In 2002, the gross proceeds from the sale of properties were $127,941, which principally related to the sale leaseback of seven properties (See Note 11, "Asset Sales", to the Consolidated Financial Statements beginning at page 30) and the sale of the Brookings, South Dakota distribution center. In

2001, the proceeds from sale of properties were $10,511, which were generated from the sale of the Canadian Business and the sale of its Indianapolis, Indiana property. In 2002, cash generated from other assets was provided by the early payment of the note receivable from BMA.

TruServ had no restricted cash at December 31, 2003 compared to restricted cash of $15,755 at December 31, 2002. The Bank Facility secures $12,221 of letters of credit at December 31, 2003, as a reduction against borrowing availability, whereas at year end 2002 $11,691 of letters of credit, had been collaterallized with restricted cash. The remaining $4,064 of restricted cash at December 31, 2002, primarily related to securing banking and cash management deposit requirements, was eliminated as a result of the refinancing of the Senior Debt.

TruServ generated cash from operating and investing activities in 2003 and 2002 and from operating activities in 2001 and used cash primarily for financing activities. In particular, TruServ applied the cash to reducing its long-term and short-term financing and the level of drafts payable at year end, which collectively were $45,639, $329,870 and $79,614 for 2003, 2002 and 2001, respectively.

Cash and cash equivalents at December 31, 2003 and 2002 were $9,234 and $9,001, respectively. As of December 31, 2003 the borrowings under the Bank Facility were at $131,600.

At December 31, 2003, TruServ's working capital was $50,602, as compared to $84,051 at December 31, 2002, and $25,740 at December 31, 2001. The current ratio was 1.11 at December 31, 2003, as compared to 1.21 at December 31, 2002, and 1.04 at December 31, 2001. This reduction in both the working capital and the current ratio between 2003 and 2002 was primarily due to TruServ refinancing its Senior Debt by a new Bank Facility. The new Bank Facility moved a significant portion of TruServ's debt from a long-term liability to a current liability.

TruServ's management believes that its cash from operations and existing credit facilities will provide sufficient liquidity to meet its working capital needs, planned capital expenditures and debt obligations due to be repaid in 2004. The Bank Facility should provide sufficient liquidity for future needs until it expires in 2007, including the ability to fund the deferred stock redemption account should TruServ's board of directors decide to lift the moratorium and begin redeeming stock. TruServ's management currently expects to refinance the Bank Facility when it expires in 2007.

CASH REQUIREMENTS

Below is the current schedule of the expected cash outflows necessary to meet financial commitments for 2004 and thereafter:

($ in thousands)	2004	2005 & 2006	2007 & 2008	Thereafter	Total
Bank Facility[1]	$ 71,600	$ —	$ 60,000	$ —	$131,600
Promissory (subordinated) and installment notes	19,917	39,942	—	—	59,859
Capital lease obligations	464	443	—	—	907
Operating lease obligations	32,623	52,400	45,530	238,748	369,301
Purchase obligations	106,797	—	—	—	106,797
Redeemable nonqualified Class B non-voting common stock	—	—	—	23,139	23,139
Total	$231,401	$92,785	$105,530	$261,887	$691,603

[1] The amount shown due in 2004 represents the amount necessary to reduce the outstanding balance at December 31, 2003 to the expected lowest level of borrowings during the next twelve months. There are no required payments until the maturity of the Bank Facility in August 2007.

TruServ also has cash requirements related to a moratorium on stock redemptions that has created deferred stock redemptions of $33,725 that will be paid when, and if, the moratorium is lifted. TruServ's board of directors expects to announce at the March 28, 2004 annual shareholders' meeting whether it will lift or maintain the stock moratorium. In accordance with TruServ's By-Laws, certain equity interests are paid in cash at the time of redemption and the remaining equity interests are paid out by means of a five-year subordinated installment note, with annual installments commencing December 31 of the year the moratorium is lifted. The December 31, 2003 deferred stock redemption liability of $33,725 has approximately $7,458 payable in cash at the time of lifting the moratorium and TruServ will issue the remaining balance in subordinated installment notes with an aggregate principal amount of $26,267.

DEBT DISCUSSION

TruServ's total debt, including member subordinated notes, whose long-term component is a component of long-term debt in 2003 and a component of Members' capitalization in 2002, was $192,282 and $256,201 at December 31, 2003 and 2002, respectively. TruServ achieved this reduced level of debt with cash generated from operations, reduction in excess cash, asset sales and sale leaseback transaction proceeds. See Note 12, "Sale Leaseback," to the Consolidated Financial Statements beginning at page 30.

TruServ's debt consisted of the following at December 31:

($ in thousands)	2003	2002
Revolving credit facility	$ 131,600	$ 27,852
Senior notes	—	158,920
Redeemable (subordinated) term notes	—	3,296
Capital lease obligations	823	1,247
Total debt	132,423	191,315
Promissory (subordinated) and installment notes [1]	59,859	64,866
Total debt, including member debt	$ 192,282	$256,201

[1] $43,531 of the amount shown as of December 31, 2002 is reflected in member capitalization on the balance sheet as of that date. $39,942 of the amount shown as of December 31, 2003 is reflected in long-term debt on the balance sheet as of that date.

The change in TruServ's debt balances were as follows for years ending December 31:

($ in thousands)	2003	2002
Beginning balance	$256,201	$514,287
Miscellaneous asset sale payments (net of make-whole of $0 and $5,989)	(1,917)	(27,802)
Sale leaseback payments (net of make-whole of $0 and $12,695) (1)	—	(103,624)
Excess cash	—	(57,000)
Debt forgiveness	(7,706)	—
Use of restricted funds	(15,755)	(13,320)
Pay down from cash generated from operations, net of other uses	(38,541)	(56,340)
Ending balance	$192,282	$256,201

(1) Excludes prepayments on synthetic lease obligation of $5,119.

TruServ had outstanding borrowings under its revolving credit facility of $131,600 and $27,852 at December 31, 2003 and 2002, respectively. The new Bank Facility was used to refinance senior notes, which caused a significant portion of TruServ's debt that was classified as long-term liability to borrowings under the revolving credit facility. The weighted average interest rate on these borrowings was 5.9% and 10.0% for the years ended December 31, 2003 and 2002, respectively.

TruServ's Hagerstown, Maryland distribution center was subject to a synthetic lease. The synthetic lease had a principal balance of $33,383 as of December 31, 2002 and no balance at December 31, 2003 as it was sold by the landlord. This obligation and the original cost of the facility were not recorded in TruServ's balance sheet because the synthetic lease does not meet the requirement for capital lease treatment under SFAS No. 13, "Accounting for Leases." The difference between the lease obligation and management's estimate of the fair value of the building at December 31, 2002 was approximately $8,183 and was the December 31, 2002 balance in the restructuring reserve that was accrued in 2001. On July 17, 2003, the Hagerstown, Maryland distribution facility was sold by the legal titleholder, a Delaware Business trust unrelated to TruServ. Title to the facility was acquired by the purchasing party through a Massachusetts Nominee trust, both of which are parties unrelated to TruServ. TruServ's remaining obligation to the third-party that had established the Delaware Business trust, which was previously accrued for in the restructuring reserve, was reduced by the amount of the net sales proceeds of the facility to a $9,368 senior term loan that matured upon the early refinancing of TruServ's senior debt. Concurrently with the sale of the facility, TruServ entered into a two year triple net operating lease agreement for the Hagerstown facility with the new trust now owning the facility, with monthly base lease payments of $223. On January 12, 2004, TruServ received a cancellation notice from the landlord on a portion of the Hagerstown facility that reduces the monthly lease payment to $100 effective April 2004

BANK FACILITY

On August 29, 2003, TruServ entered into a new four-year $275,000 Bank Facility. TruServ used the Bank Facility to refinance the Senior Debt. Borrowings under the Bank Facility are limited to the lesser of $275,000 or a borrowing base comprised of the calculated collateral value of eligible assets less the outstanding borrowings, letters of credit and reserves against availability that may be imposed at the reasonable discretion of the lenders. Availability at December 31, 2003, after outstanding borrowings of $131,600 and letters of credit and reserves of $13,221, was $122,760. TruServ is in compliance with all terms and conditions of the Bank Facility.

Under the terms of the Bank Facility agreement, the interest rate is variable at TruServ's option of LIBOR plus 2.25% or prime plus 0.25%. As of December 31, 2003, this interest rate was 3.58%. The Bank Facility pricing includes a performance grid based upon a fixed charge coverage ratio, measured quarterly beginning in March 2004. The unused commitment fee is 0.375%. Fees paid for closing the Bank Facility totaled $3,752 and these fees are being amortized by TruServ over the four-year term. Substantially all of the assets of TruServ and a pledge of 100% of the stock of TruServ's subsidiaries secure the Bank Facility.

Upon entering into the Bank Facility, TruServ incurred a net expense of $19,221 in connection with the prepayment of the Senior Debt. The net expense consisted of $26,927 of interest expense relating to the write-off of old and new senior note make-whole obligations and prepaid bank fees offset by $7,706 of other income relating to debt forgiveness for a portion of the Senior Debt.

As a result of the lower interest rate under the Bank Facility and the elimination of the make-whole amortization, TruServ benefited from $7,689 of interest savings through December 31, 2003 and based upon the expected borrowing levels and assuming market rates (i.e., LIBOR) remain in relatively the same range as they were in 2003, is projecting $15,400 of interest savings in 2004. (The $7,689 and $15,400 of interest expense savings are a non-GAAP financial measure. It is management's estimate, based on actual borrowing levels in 2003 and projected borrowing levels in 2004, of the interest savings generated from the lower interest rate of 4% on the new Bank Facility compared to the 13% average rate on the old lending agreements.)

SENIOR DEBT

The Senior Debt was refinanced by the Bank Facility on August 29, 2003. On December 30, 2002 and again on March 13, 2003, TruServ amended the Senior Debt agreements in order to allow for a sale leaseback transaction that was completed on December 31, 2002 and extended the maturity date of the Hagerstown facility's synthetic lease obligation to the earlier of December 31, 2003 or the refinancing of the revolving credit facility. TruServ applied the net proceeds of the sale leaseback transaction, $121,438, to pay down the Senior Debt. The net reduction in Senior Debt was $108,743, as a result of the then new make-whole notes of $12,695 issued due to the prepayment on senior notes.

The Senior Debt agreements were previously amended on April 11, 2002, when TruServ entered into various amendments that eliminated the event of default created when TruServ failed to comply with a covenant as of February 24, 2001 (the "April 2002 Amendments"). The April 2002 Amendments to the revolving credit facility extended the term of the facility from June 2002 to June 2004. The amount of the commitment at the time of amendment was $200,000. The commitment under the revolving credit facility was permanently reduced by the amount of any prepayments allocated to and paid on the revolving credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)* *($ in thousands)*

The revolving credit facility commitment had been permanently reduced to $143,200 at December 31, 2002 due to prepayments in 2002 from the proceeds of asset sales. TruServ had available, under the revolving credit facility, approximately $115,300 at December 31, 2002.

The April 2002 Amendments to the various senior note agreements maintained the existing debt amortization schedules of the various notes. Interest rates on the notes were at the pre-default rates, which ranged at December 31, 2002 from 10.04% to 11.85%. The senior notes and revolving credit facility amendments also required initial, quarterly and annual maintenance fees. All of the cash proceeds from certain asset sales and certain notes receivable were to be used to prepay all parties to these amendments in accordance with an amended intercreditor agreement.

For 2002, cash proceeds from certain asset sales and notes receivable totaling $157,312 were used to prepay all parties to the intercreditor agreement. The intercreditor agreement established how the assets of TruServ, which were pledged as collateral, were to be shared and how certain debt prepayments were to be allocated among the senior lenders. For the year ended December 31, 2002, the prepayments to senior note holders of $93,915 resulted in make-whole liabilities of $18,710, which were recorded as additional debt with an offsetting entry to a prepaid interest account. As previously described, the $12,695 of make-whole notes from the sale leaseback transaction was a component of the $18,710. The prepaid interest account was being amortized to interest expense over the remaining life of the original notes.

The terms of the senior note agreements, that comprised a portion of the Senior Debt, had always provided that in the event of early termination or a prepayment of all or a portion of the notes, make-whole liabilities are triggered. The nature of the transaction giving rise to the prepayment, the length of time to maturity of a particular note, the magnitude of the prepayment relative to the remaining debt outstanding and prevailing market interest rates relative to the interest rates on the senior notes were factors in determining the amount of potential make-whole liabilities. In the event of full prepayment of the senior notes, the entire prepaid interest amount would be immediately charged to interest expense and this occurred upon the refinancing in August 2003. TruServ management negotiated a reduction of approximately 50% in the make-whole notes when it made prepayments on the senior notes from the proceeds of the sale leaseback transaction and upon the full prepayment in August 2003.

At December 31, 2002, the total Senior Debt outstanding was $220,237 and the related commitments outstanding totaled $335,595. The revolver portion of total Senior Debt outstanding could have fluctuated with the seasonal cash requirements of the business.

GUARANTEES

TruServ provides guarantees for certain member loans, but is not required to provide a compensating balance for the guarantees. TruServ is required to pay off a portion of the full amount of these loans under these guarantees, ranging from 0-50% of the member's outstanding balance, in the event that a member defaults on its loan, in which case the member will be liable to TruServ for the guaranteed amount. The amount of the guaranteed portion of these member loans, which are not recorded in TruServ's balance sheet, was approximately $796 and $2,172 as of December 31, 2003 and 2002, respectively. The balance of $796 as of December 31, 2003 includes approximately $270 that will mature in 2004. The remaining guarantees will expire periodically through 2013. TruServ carries a reserve of $82 relating to these guarantees.

Additionally, TruServ sold certain member note receivables to a third party in 2002, payment of which TruServ has fully guaranteed. TruServ is required to pay off 100% of the outstanding balance of the member note under these guarantees in the event that a member defaults on its notes, after which the member will be liable to TruServ for the guaranteed amount. The balance of these notes at December 31, 2003 was $515. TruServ has recorded a liability and related receivable for $515 relating to these member notes, and carries a $51 reserve relating to these guarantees. The balance of $515 as of December 31, 2003 includes approximately $233 that will mature in 2004. The remaining guarantees will expire periodically through 2007.

CRITICAL ACCOUNTING POLICIES

TruServ's significant accounting policies are contained in the accompanying Notes to Consolidated Financial Statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts based on informed estimates and judgments of management with due consideration given to materiality. Accordingly, actual results could differ from those estimates. The following represents those critical accounting policies where materially different amounts would be reported under different conditions or using different assumptions.

- *Receivables, net of valuation allowances* — At December 31, 2003, accounts receivable, net of $8,395 in allowance for doubtful accounts, were $203,010. TruServ determined the valuation allowance based upon its evaluation of known requirements, aging of receivables, historical experience, the current economic environment and its ability to set off against any unpaid receivable amounts due to members for stock, notes, interest and declared and unpaid dividends. While TruServ believes it has appropriately considered known or expected outcomes, its members' ability to pay their obligations, including those to TruServ, could be adversely affected by declining sales of hardware at retail resulting from such factors as contraction in the economy, loss of memberships or intense competition from chain stores, discount stores, home centers and warehouse stores.

(continued) *($ in thousands)*

- *Inventory valuation* — At December 31, 2003, inventories, net of $6,718 in valuation reserves, were $276,725, and reflect the reductions from cost in order to state inventories at the lower of cost or market. The lower of cost or market valuation considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. TruServ estimated realizable value based on an analysis of historical trends related to its distressed inventory. This analysis considers trends to return merchandise to suppliers, transfers to other distribution centers, the sell-down of product through the price reduction process and final liquidation price. Should the current economic climate significantly contract further resulting in retailers being unwilling to accept deliveries of advance orders placed or should TruServ elect not to ship inventories to retailers who pose a greater credit risk than appropriate, or should there occur an unanticipated decline in retail outlets or a significant contraction in TruServ's warehouse stock replenishment business for selected product categories, TruServ may need to make additional downward valuation adjustments. Potential additional downward valuation adjustments would be required by TruServ in the event of unanticipated additional excess quantities of finished goods and raw materials, and/or from lower disposition values offered by the parties who normally purchase surplus inventories.

- *Asset impairment*—For purposes of determining property impairment, management reviews long-lived assets based on a geographic region or a revenue producing activity, as appropriate. The impairment review includes, among other criteria, management's estimate of future cash flows for the region or activity. If the estimated future cash flows (undiscounted and without interest charges) are not sufficient to recover the carrying value of the long-lived assets of the region or activity, such assets would be determined to be impaired and would be written down to their fair value. TruServ utilized current real estate market values in writing down the value of the East Butler, Pennsylvania facility which is currently for sale. Should real estate values continue to decline, an additional provision may be required. In 2003, TruServ recorded asset impairment charges of $2,005 relating primarily to equipment at the East Butler, Pennsylvania facility. In 2002, TruServ recorded asset impairment charges that netted to $470, consisting of a $1,769 charge relating to the East Butler, Pennsylvania facility. TruServ offset this amount by a $1,299 reduction of asset impairment charges, consisting predominately of a favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center based on actual proceeds received on the sale of this facility in 2002. In 2001, TruServ recorded asset impairment charges aggregating $8,899 related to its Brookings, South Dakota distribution center, which was subsequently sold, and certain equipment at its leased Hagerstown, Maryland distribution center.

- *Goodwill* — At December 31, 2003, the accompanying Consolidated Balance Sheet reflects $91,474 of goodwill. Goodwill is tested for impairment using a discounted cash flow analysis by each reporting unit. This test is completed annually, unless significant events necessitate a more frequent test. The test completed at December 31, 2003 used a discount rate of 10% and assumed declining revenue in future years. A 100 basis point movement in the discount rate did not significantly impact the analysis. TruServ determined that no impairment exists. In evaluating the recoverability of goodwill, management estimates each reporting unit's fair value. In making this estimate, TruServ's management relies on a number of factors including operating results, business plans and present value techniques, to discount anticipated future cash flows. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

- *Deferred tax assets* — At December 31, 2003, the accompanying Consolidated Balance Sheet reflects $81,732 of deferred tax assets, principally related to net operating loss carryforwards, deferred gain recognition and nonqualified notices of allocation. These deferred tax assets, net of deferred tax liabilities of $2,211, are offset by a full valuation allowance at December 31, 2003. TruServ had approximately $50,571 of tax operating loss carryforwards available to offset future taxable income. In general, such carryforwards must be utilized within 20 years of incurring the net operating loss. At December 31, 2003, TruServ concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are retained by TruServ and not distributed to members as patronage dividends.

■ *Accrued expenses* — At December 31, 2003, the accompanying Consolidated Balance Sheet reflects $72,931 of accrued expenses, principally related to restructuring, pension, health and other benefits. TruServ works with an actuarial firm in the valuation of benefit obligations. TruServ selects certain actuarial assumptions on which to base the calculation of the actuarial valuation of the obligation, such as the discount rate (interest rate used to determine present value of obligations payable in the future), medical trend rate, expected return on assets and mortality tables to determine the expected future benefit obligations. The discount rate was based on an analysis of bond rates with terms that have similar duration as the pension liabilities. The medical trend rate was based on an analysis of inflation rates and medical inflation rates and the long-term trend for these rates. The expected return on assets was based on an analysis of historical real returns on TruServ's portfolio mix over 30 year periods. This analysis produced a range of rates that TruServ adjusted for a future inflation factor and the impact of trust fees. TruServ used a rate within this range of rates. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these benefits, TruServ may have to increase its provision for expenses. The assumptions used to determine TruServ's pension obligations for all plans were as follows for the years ended December 31:

	2003	2002
Weighted average assumptions:		
Discount rate	6.00%	6.50%
Expected return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

Assumed discount rates and expected return on assets have a significant effect on the amounts reported for the pension plans. A one-percentage point change in assumed discount rates and expected return on assets would have the following effects:

($ in thousands)	One percent decrease	One percent increase
Discount Rate		
Projected Benefit Obligation as of December 31, 2003	$6,829	$(6,216)
2004 Pension Expense	756	(733)
2004 FAS88 Expense	433	(464)
Total 2004 Pension Expense	1,189	(1,197)
Expected Return on Assets		
2004 Pension Expense	547	(547)

NEW ACCOUNTING PRONOUNCEMENTS

In the third quarter of 2003, TruServ adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Adoption of this standard impacted the classification in the Consolidated Balance Sheet of Promissory (subordinated) and installment notes, net of current portion; Class B common stock that is "non-qualified" (the "Nonqualified Class B common stock"); and stock presented for redemption but deferred due to the moratorium. Promissory (subordinated) and installment notes, net of current portion, which are notes with three-year duration with current owners of TruServ's Class A common stock, are now included in Long-term debt. Promissory (subordinated) and installment notes, net of current portion previously were recorded under the caption of Members' capitalization. Nonqualified Class B common stock is now included in long-term liabilities as these shares of stock have a planned redemption schedule. Nonqualified Class B common stock previously was recorded under the caption of Members' equity. Nonqualified Class B common stock has a planned redemption schedule of at least 10% of the shares by December 31, 2011; at least 40% of the shares by December 31, 2019 and all of the shares by December 31, 2029. Shares of stock presented for redemption but deferred due to the moratorium are now included in long-term liabilities in deferred stock redemptions. Deferred stock redemptions contain the par value of Class A common stock, Class B common stock that is qualified and Nonqualified Class B common stock reduced by the legal right of offsets from the loss allocation, accumulated deficit and accounts receivable accounts for each shareholder who has presented its stock for redemption but has been deferred due to the moratorium. These amounts were recorded in each of the respective categories. As of December 31, 2003, the aggregate value of the terminated members' equity investments presented for redemption but deferred due to the moratorium was approximately $33,725, after the offset of the loss allocations resulting from the 1999 loss, the 2001 loss and accounts receivable owed by the former members. TruServ's By-Laws allow it to offset amounts due by its members against amounts that it pays to the members on redemption of their stock. According to TruServ's By-Laws, the Class A common stock and the Non-Qualified Class B common stock are paid out at the date members have requested redemption and the Class B common stock that is qualified is paid out by means of a five-year subordinated installment note, which has the first installment due at the end of the calendar year of the date members have requested redemption. On a member by member basis, the net amount of $33,725 owed to members who had left the co-op would be payable approximately $7,458 at the time of redemption, and $26,267 in five-year installment notes. Additionally, adoption of this standard did not have a material impact on TruServ's results of operations or cash flow.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)* *($ in thousands)*

In 2003, TruServ adopted SFAS No. 132 (revised 2003); "Employers' Disclosures about Pensions and Other Postretirement Benefits," for its defined benefit pension plans and other postretirement benefit plans. SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

On January 1, 2003, TruServ adopted Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. In January 2003, the EITF clarified that this issue is effective for arrangements with vendors initiated on or after January 1, 2003. In March 2003, the EITF addressed the issue again with respect to the reclassification of prior period amounts and determined that reclassification is only permitted provided that previously reported net income would not change as a result of applying the consensus. The adoption of EITF 02-16 has not had a material impact on TruServ's 2003 results of operations, financial position or cash flows as most arrangements with vendors in 2003 were initiated before January 1, 2003. Since most arrangements with vendors in 2004 were initiated in fourth quarter of 2003, the adoption of EITF 02-16 will impact first quarter 2004 results of operations and financial position, in excess of $4,500 that in prior years would have been recorded as advertising revenue will now be reflected as a decrease in prices paid for inventory and will not be recognized in cost of sales until the related inventory is sold. Additionally, net revenues will be impacted by the adoption of EITF 02-16, as the advertising revenue that was recognized as the advertising occurred will now be classified as part of the cost of the product. Partially offsetting this impact to net revenues is the classification of monies earned for holding markets for vendors and members, which are recognized when the markets occur, from an offset in SG&A expenses into net revenues. Also, the expenses related to providing the markets that were classified in SG&A expenses will now be classified in cost of revenues.

Report of Independent Auditors

To the Board of Directors and Members of TruServ Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and members' equity present fairly, in all material respects, the financial position of TruServ Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." As discussed in Note 1 to the Consolidated Financial Statements, on July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 13, 2004

Consolidated Balance Sheet

($ in thousands, except per share information)

December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,234	$ 9,001
Restricted cash	—	15,755
Accounts and notes receivable, net of allowance for doubtful accounts of $8,395 and $8,553	203,010	207,709
Inventories, net of valuation reserves of $6,718 and $10,434	276,725	234,448
Other current assets	18,225	23,440
Total current assets	507,194	490,353
Properties, net	73,055	91,116
Goodwill, net of accumulated amortization of $11,549	91,474	91,474
Other assets	9,737	30,428
Total assets	$ 681,460	$ 703,371
LIABILITIES AND CAPITALIZATION		
Current liabilities:		
Accounts payable	$ 238,180	$ 199,566
Drafts Payable	44,540	28,884
Accrued expenses	72,931	84,082
Current maturities of long-term debt, notes, borrowings and capital lease obligations	91,958	87,649
Patronage dividend payable in cash	8,983	6,121
Total current liabilities	456,592	406,302
Long-term liabilities and deferred credits:		
Long-term debt, including capital lease obligations, less current maturities	100,324	125,021
Deferred gain on sale leaseback	50,135	52,786
Deferred credits and other long-term liabilities	13,656	20,282
Deferred stock redemptions	33,725	—
Redeemable nonqualified Class B non-voting common stock, $100 par value; 231,392 shares issued and fully paid	23,139	—
Total long-term liabilities and deferred credits	220,979	198,089
Total liabilities and deferred credits	677,571	604,391
Commitments and contingencies	—	—
Members' capitalization:		
Promissory (subordinated) and installment notes, net of current portion	—	43,531
Members' equity:		
Redeemable Class A voting common stock, $100 par value; 750,000 shares authorized; 304,560 and 474,360 shares issued and fully paid; 17,123 and 35,700 shares issued (net of subscriptions receivable of $728 and $886)	31,440	50,120
Redeemable Class B non-voting common stock and paid-in capital, $100 par value; 4,000,000 shares authorized; 952,436 and 1,756,457 shares issued and fully paid	96,542	176,945
Loss allocation	(40,502)	(75,966)
Deferred patronage	(25,045)	(25,793)
Accumulated deficit	(56,567)	(68,704)
Accumulated other comprehensive loss	(1,979)	(1,153)
Total members' equity	3,889	55,449
Total members' capitalization	3,889	98,980
Total liabilities and members' capitalization	$ 681,460	$ 703,371

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Operations

($ in thousands)

For the years ended December 31,	2003	2002	2001
Net revenues	$2,024,340	$2,175,451	$2,619,434
Cost of revenues	1,802,449	1,926,819	2,345,459
Gross Margin	221,891	248,632	273,975
Operating Expenses:			
Logistics and manufacturing expenses	63,031	69,464	89,637
Selling, general and administrative expenses	99,782	93,209	137,807
Restructuring charges and other related expenses	1,883	6,284	38,522
Loss/(gain) on sale of assets	427	91	(1,958)
Other income, net	(22,309)	(3,723)	(3,996)
Operating Income	79,077	83,307	13,963
Interest expense to members	5,799	6,611	7,842
Third party interest expense	51,724	55,284	55,431
Net margin/(loss) before income taxes	21,554	21,412	(49,310)
Income tax expense	333	259	1,377
Net margin/(loss)	$ 21,221	$ 21,153	$ (50,687)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

($ in thousands)

For the years ended December 31,	2003	2002	2001
OPERATING ACTIVITIES:			
Net margin/(loss)	$ 21,221	$ 21,153	$(50,687)
Adjustments to reconcile net margin/(loss) to net cash and cash equivalents provided by/(used for) operating activities:			
Depreciation and amortization	26,060	34,851	41,519
Provision for losses on accounts and notes receivable	927	120	6,275
Provision for inventory reserves	8,603	10,620	14,977
Restructuring charges (credits) and other related expenses	(122)	5,814	29,623
(Gain)/loss on sale of assets	427	91	(1,958)
Amortization of deferred gain on sale leaseback	(2,646)	—	—
Gain on debt forgiveness	(7,706)	—	—
Write off of make-whole and prepaid bank fees	17,708	—	—
Termination of deferred credit agreements	(7,133)	—	—
Asset impairment charge	2,005	470	8,899
Changes in operating assets and liabilities:			
Accounts and notes receivable	(3,842)	32,926	127,000
Inventories	(50,880)	88,908	85,715
Other current assets	(94)	(2,550)	3,836
Accounts payable	38,614	(52,091)	(92,216)
Accrued expenses	(10,621)	(36,268)	7,525
Other adjustments, net	286	(840)	(1,067)
Net cash and cash equivalents provided by operating activities	32,807	103,204	179,441
INVESTING ACTIVITIES:			
Additions to properties	(6,825)	(12,838)	(15,151)
Proceeds from sale of properties	513	127,941	10,511
Changes in restricted cash	15,755	13,320	(25,250)
Other	3,622	18,428	3,388
Net cash and cash equivalents provided by/(used for) investing activities	13,065	146,851	(26,502)
FINANCING ACTIVITIES:			
Payment of patronage dividend	(5,790)	—	(9,483)
Payment of notes, long-term debt and lease obligations	(163,072)	(157,690)	(40,138)
(Decrease)/increase in drafts payable	15,656	(58,501)	(42,105)
(Decrease)/increase in senior revolving credit facility, net	(24,194)	(113,903)	11,300
Increase in asset based revolving credit facility, net	131,600	—	—
Proceeds from sale of Redeemable Class A common stock and subscription receivable	161	224	812
Net cash and cash equivalents used for financing activities	(45,639)	(329,870)	(79,614)
Net (decrease)/increase in cash and cash equivalents	233	(79,815)	73,325
Cash and cash equivalents at beginning of year	9,001	88,816	15,491
Cash and cash equivalents at end of year	$ 9,234	$ 9,001	$ 88,816

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Members' Equity

($ in thousands)

	Redeemable Class A common stock		Redeemable Class B common stock	
	Number of Shares	Amount	Number of Shares	Amount
Balances at and for the year ended December 31, 2000	510,060	$49,084	1,731,482	$174,448
Net loss				
Foreign currency translation adjustment				
Amortization of deferred patronage				
Payments from stock subscriptions receivable	—	812		
Other			8	—
Matured notes applied against loss allocation				
Balances at and for the year ended December 31, 2001	510,060	49,896	1,731,490	174,448
Net margin				
Foreign currency translation adjustment				
Amortization of deferred patronage				
Minimum pension liability adjustment				
Patronage dividend			144,196	14,420
Payments from stock subscriptions receivable	—	224		
Class B stock applied against loss allocation			(119,229)	(11,923)
Matured notes applied against loss allocation				
Balances at and for the year ended December 31, 2002	510,060	50,120	1,756,457	176,945
Net margin				
Reclass Non-qualified Class B stock to Liabilities			(231,392)	(23,139)
Reclass Deferred stock redemptions to Liabilities	(188,377)	(18,841)	(595,785)	(59,579)
Amortization of deferred patronage				
Minimum pension liability adjustment				
Patronage dividend			92,861	9,286
Payments from stock subscriptions receivable	—	161		
Class B stock applied against loss allocation			(69,705)	(6,971)
Matured notes applied against loss allocation				
Balances at and for the year ended December 31, 2003	321,683	$31,440	952,436	$ 96,542

Redeemable Class A Common Stock amounts are net of unpaid subscription amounts of $728 relating to 17,123 issued shares at December 31, 2003; $886 relating to 35,700 issued shares at December 31, 2002; $1,110 relating to 54,480 issued shares at December 31, 2001; and $1,922 relating to 98,880 issued shares at December 31, 2000.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Loss Allocation	Deferred Patronage	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members' Equity	Total Comprehensive Income / (Loss)
$(92,460)	$(27,288)	$(17,134)	$ (972)	$ 85,678	$ 33,991
		(50,687)		(50,687)	$ (50,687)
			969	969	969
	747	(747)		—	
				812	
				—	
2,488				2,488	
(89,972)	(26,541)	(68,568)	(3)	39,260	$ (49,718)
		21,153		21,153	$ 21,153
			3	3	3
	748	(748)		—	
			(1,153)	(1,153)	(1,153)
		(20,541)		(6,121)	
				224	
11,923				—	
2,083				2,083	
(75,966)	(25,793)	(68,704)	(1,153)	55,449	$ 20,003
		21,221		21,221	$ 21,221
				(23,139)	
27,941		9,933		(40,546)	
	748	(748)		—	
			(826)	(826)	(826)
		(18,269)		(8,983)	
				161	
6,971				—	
552				552	
$(40,502)	$(25,045)	$(56,567)	$(1,979)	$ 3,889	$ 20,395

($ in thousands)

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Principal business activity
TruServ Corporation ("TruServ") is a member-owned wholesaler cooperative of hardware and related merchandise. TruServ also manufactures and sells paint and paint applicators. TruServ's goods and services are sold predominantly within the United States, primarily to retailers of hardware, industrial distributors and rental retailers who have entered into retail agreements with it. TruServ also provides to its members value-added services such as marketing, advertising, merchandising and store location and design services. Generally, members are required to purchase upon becoming a member 60 shares of TruServ's Class A common stock per store (up to a maximum of 5 stores (300 shares)). The Class A common stock is redeemable by TruServ and has voting rights (the "Redeemable Class A voting common stock"). When there are annual profits, members in good standing are entitled to receive patronage dividend distributions from TruServ on the basis of gross margins of merchandise purchased by each member. In accordance with TruServ's By-Laws, the annual patronage dividend is paid to members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the board of directors. TruServ issues Class B common stock as part of its patronage dividend. The Class B common stock is redeemable and has no voting rights (the "Redeemable Class B non-voting common stock").

Consolidation
The consolidated financial statements include the accounts of TruServ and all wholly owned subsidiaries. The consolidated statement of operations and cash flows also include the activities of TruServ Canada Cooperative, Inc., a Canadian member-owned wholesaler of hardware, through the date of its sale, October 22, 2001. The consolidated balance sheets at December 31, 2003 and 2002 excludes TruServ Canada Cooperative, Inc.

Reclassifications
Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year's presentation. These reclassifications had no effect on Net margin/(loss) for any period or on Total members' equity at the balance sheet dates.

Capitalization
TruServ's capital (Capitalization) is derived from Members' equity and Promissory (subordinated) and installment notes. Members' equity is comprised of Redeemable Class A voting common stock, Redeemable Class B non-voting common stock, Accumulated deficit, Loss allocation, Deferred patronage and Accumulated other comprehensive loss. TruServ follows the practice of accounting for deferred patronage charges and credits as a separate component of capitalization. Deferred patronage consists of net charges and expenses, primarily related to costs associated with the merger of Cotter & Company and Servistar Coast to Coast Corporation to form TruServ (the "Merger"), which are included in the computation of net margin/(loss) in different periods for financial statement purposes than for patronage purposes. Promissory (subordinated) notes and Redeemable Class B non-voting common stock had been issued in connection with TruServ's annual patronage dividend. For the year ended December 31, 2003, only Cash and Redeemable Class B non-voting common stock will be issued in 2004 in connection with TruServ's 2003 patronage dividend. The By-Laws provide TruServ the right to allow a member to meet TruServ's Redeemable Class B non-voting common stock requirement by the issuance of Redeemable Class B non-voting common stock in payment of the year-end patronage dividend.

The shares of Redeemable Class B non-voting common stock and other written notices distributed by TruServ to its members, which disclose to the recipient the stated amount allocated to the member by TruServ and the portion thereof that is a patronage dividend, are "written notices of allocation" as that phrase is used in the Internal Revenue Code (the "Code"). For such written notices to be "qualified written notices of allocation" within the meaning of the Code, it is necessary that TruServ pay 20% or more of the annual patronage dividend in cash and that the members consent to having the allocations (at their stated dollar amounts) treated as being constructively received by them and includable in their gross income. TruServ has usually issued qualified Redeemable Class B non-voting common stock with its patronage dividend and the current amount issued and outstanding are classified in the balance sheet as Redeemable Class B non-voting common stock. Any written notices that do not meet these requirements are "nonqualified written notices of allocation" within the meaning of the Code. TruServ did issue these "nonqualified written notices of allocation" with the patronage dividend for the years 1997 and 1998 in the form of Redeemable Class B non-voting common stock and the current amount issued and outstanding are classified in the balance sheet as Redeemable nonqualified Class B non-voting common stock.

In the third quarter of 2003, TruServ adopted Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Adoption of this standard impacted the classification in the Consolidated Balance Sheet of Promissory (subordinated) and installment notes, net of current portion; Redeemable nonqualified Class B non-voting common stock; and stock presented for redemption but deferred due to the moratorium. Promissory (subordinated) and installment notes, net of current portion, which are notes with three year durations with current owners of TruServ's Class A common stock, are now included in Long-term debt. Promissory (subordinated) and installment notes, net of current portion previously was recorded under the caption of Members' capitalization. Redeemable nonqualified Class B non-voting common stock is now included in long-term liabilities as these shares of stock have a planned redemption schedule. Redeemable nonqualified Class B non-voting common stock previously was recorded under the caption of Members' equity. Redeemable nonqualified Class B non-voting common stock has a planned redemption schedule of at least 10% of the shares by December 31, 2011; at least 40% of the shares by December 31, 2019 and all of the shares by December 31, 2029. Shares of stock presented for redemption but deferred due to the moratorium are now included in long-term liabilities in Deferred stock redemptions. Deferred stock redemptions contain the par value of Class A,

($ in thousands)

Qualified Class B and Nonqualified Class B common stock reduced by the legal right of offsets from the Loss allocation, Accumulated deficit and Accounts receivable accounts for each shareholder who has presented their stock for redemption but has been deferred due to the moratorium. These amounts were recorded in each of the respective categories. As of December 31, 2003, the aggregate value of the former members' equity investments presented for redemption but deferred due to the moratorium was approximately $33,725, after the offset of the loss allocations resulting from the 1999 loss, the 2001 loss and accounts receivable owed by the former members. Historically, TruServ has offset amounts due by its members against amounts that it pays to the members on redemption of their stock.

Either TruServ or the member upon 60 days' written notice may terminate membership without cause. In the event membership is terminated, TruServ undertakes to purchase, and the member is required to sell to TruServ, all of the member's Redeemable Class A voting common stock and Redeemable Class B non-voting common stock at par value. Payment for the Redeemable Class A voting common stock has historically been in cash. In accordance with TruServ's By-Laws, payment for the qualified Redeemable Class B non-voting common stock is in the form of a note payable in five equal annual installments and with interest set at comparable treasury rates plus 1.0%.

Patronage dividend

TruServ operates on a cooperative basis with respect to business transacted with or for members. All members are entitled to receive patronage dividend distributions from TruServ, calculated on the basis of gross margins of merchandise purchased by each member. In accordance with TruServ's By-Laws and retail member agreement, the annual patronage dividend, as authorized by the board of directors, is paid to members out of patronage source income, less certain deductions, calculated as provided in the following sentence. The total patronage dividend paid to members is based on pre-tax net margins calculated in accordance with accounting principles generally accepted in the United States of America after reducing or increasing net margins for non-member income/ (losses), reasonable reserves and deferred patronage amortization. The total dividend is allocated to each purchase category, with the main purchase categories being warehouse, relay, direct shipment and paint. Once the patronage dividend is allocated to the purchase categories, it is distributed to members based on the relative gross margin participation of the member for each type of purchase category.

Patronage dividends related to the year ended December 31, 2003 were $18,269, as TruServ retained the $3,000 gain relating to insurance proceeds in 2003 in order to cover a portion of the adjustment between the loss allocation account and retained deficit account in connection with the Settlement of the Derivative action. Approximately $8,983 or 49% of the dividend will be paid in cash, which was 30% of the dividend before the net effect of the refinancing of the revolving credit facility, senior notes and synthetic lease obligation (the "Senior Debt.") TruServ By-Laws and the Internal Revenue Service (the "IRS") require that the payment of at least 20% of patronage dividends be in cash. TruServ will pay the remainder through the issuance of TruServ's Redeemable Class B non-voting common stock and, to those members who have loss allocation accounts, offset against those accounts. Patronage dividends of $20,541 related to the year ended December 31, 2002 were paid in March, 2003; approximately 30% of which were paid in cash. TruServ paid the remainder through the issuance of TruServ's Redeemable Class B non-voting common stock, and offsetting that against the loss allocation accounts of those members that had such accounts. No patronage dividends were declared for the year ended December 31, 2001, as TruServ incurred a loss for the year 2001 that was retained on the books of TruServ. The Redeemable Class B non-voting common stock issued for the December 31, 2003 and 2002 patronage dividend have been designated as qualified notices of allocation and, in certain cases, for the December 31, 2002 patronage dividend, a small portion of the dividend was paid by means of Promissory (Subordinated) Notes of TruServ.

Moratorium

In March 2000, the board of directors of TruServ declared a moratorium on redemptions of the capital stock. In reaching its decision to declare the moratorium, the board of directors of TruServ reviewed the financial condition of TruServ and considered its fiduciary obligations and corporate law principles under Delaware law. The board of directors concluded that it should not redeem any of the capital stock (which TruServ's By-laws required to be redeemed at par value) while its net asset value was substantially less than par value, as that would likely violate legal prohibitions against "impairment of capital." In addition, the board of directors concluded that it would be a violation of its fiduciary duties to all members and that it would constitute a fundamental unfairness to members if some members were allowed to have their shares redeemed before the 1999 loss was allocated to them and members who did not request redemption were saddled with the losses of those members who requested redemption. Moreover, the board of directors considered TruServ's debt agreements in existence at that time and, in particular, the financial covenants thereunder, which prohibit redemptions when TruServ, among other things, did not attain certain profit margins.

At the time the board of directors declared the moratorium on redemptions, TruServ's By-Laws did not impose limitations on the board's discretion to initiate or to continue a moratorium on redemption. The By-Laws merely provided that upon termination of a member's agreement, TruServ was to redeem the member's shares at par value. Nevertheless, the board of directors concluded that its fiduciary obligations to TruServ and its members would not permit it to effect redemptions under the circumstances described above. After the board of directors declared the moratorium, the board of directors amended the By-Laws to provide that if TruServ's funds available for redemption are insufficient to pay all or part of the redemption price of shares of capital stock presented for redemption, the board of directors may, in its sole discretion, delay the payment of all or part of the redemption price.

The board of directors will consider the financial condition of TruServ, and will not lift the moratorium unless it can conclude that effecting redemptions of TruServ's capital stock will not "impair the capital" of TruServ, unfairly advantage some members to the disadvantage of others, or violate the financial covenants under its debt

agreements. In light of the current financial circumstances of TruServ, the board of directors is reviewing the continued need for the stock moratorium and has informed its members that a decision whether to maintain or lift the moratorium will be made prior to and announced at the March 28, 2004 annual shareholders' meeting. If a decision is made to lift the stock moratorium, the effective date of the end of the moratorium would be determined by the date of the annual shareholders' meeting and announced at such time.

Loss allocation to members and Accumulated deficit

During the third quarter of 2000, TruServ management developed and the board of directors approved a plan to equitably allocate to members the loss incurred in 1999. This loss was previously recorded as a reduction of retained earnings. TruServ has distributed the 1999 loss allocation among its members by establishing a loss allocation account as a contra-equity account in the consolidated balance sheet with the offsetting credit recorded to the accumulated deficit account. The loss allocation account reflects the sum of each member's proportionate share of the 1999 loss, after being reduced by certain amounts that were not allocated to members. The allocation was generally based on a member's proportionate equity investment relative to the total equity investments of all the members, and therefore a member could not be allocated a loss in excess of its equity investment. The loss allocation account will be satisfied, on a member by member basis, by applying the portion of future non-cash patronage dividends as a reduction to the loss allocation account until fully satisfied. The loss allocation amount may also be satisfied, on a member by member basis, by applying the par value of maturing member notes and related interest payments as a reduction to the loss allocation account until such account is fully satisfied. However, in the event a member should terminate as a stockholder of TruServ, any unsatisfied portion of that member's loss allocation account will be satisfied by reducing the redemption amount paid for the member's stock investment in TruServ.

The board of directors determined that TruServ will retain the 2001 loss as part of the accumulated deficit account. All or a portion of patronage income and all non-patronage income, if any, may be retained in the future to reduce the accumulated deficit account. TruServ has determined for each member that was a stockholder in 2001, its share of the 2001 loss that has been retained in the accumulated deficit account. The 2001 loss was allocated based upon both the member's proportionate stock investment, net of any 1999 loss allocation account, and also based on the member's purchases from the co-op in 2001. No member was allocated a loss amount greater than its net equity investments held as of year end 2001. In the event a member terminates its status as a stockholder of TruServ, any remaining 2001 loss in the accumulated deficit account that is allocable to the terminating member will be distributed to the terminating member and satisfied by reducing the redemption amount paid for the member's stock investment in TruServ.

A member's proportionate share of the 1999 and/or 2001 losses have been limited to the extent of its equity investment in TruServ. Any portion of a loss allocation that exceeds a member's equity investment is retained by TruServ in the accumulated deficit account. All or a portion of patronage income and all non-patronage income, if any, may be retained in the future to reduce the accumulated deficit account.

Cash equivalents

TruServ classifies all highly liquid investments with an original maturity of three months or less as cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out basis, or market value. The lower of cost or market value considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. TruServ calculated the estimated realizable value based on an analysis of historical trends related to its distressed inventory. In its analysis, TruServ considers historical data on its ability to return inventory to suppliers, to transfer inventory to other distribution centers, to sell inventory to members through the price reduction process and to sell remaining inventory to liquidators. The cost of inventory also includes indirect costs (such as logistics, manufacturing, freight-in, vendor rebates and support costs) incurred to bring inventory to its existing location for resale. These indirect costs are treated as product costs, classified in inventory and subsequently recorded as cost of revenues as the product is sold (see Note 2, "Inventories").

Properties

Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements — 10 to 40 years; machinery and warehouse, office and computer equipment and software — 3 to 10 years; transportation equipment — 3 to 12 years; and leasehold improvements — the lesser of the life of the lease, without regard to options for renewal, or the useful life of the underlying property.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and this amount was amortized using the straight-line method over 40 years. In January 2002, TruServ adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. In accordance with the adoption of SFAS No. 142, TruServ stopped amortizing goodwill at the beginning of 2002. TruServ has completed its annual impairment assessment at the end of the year as required by SFAS No. 142 and has determined that no impairment exists. The reported Net margin/(loss), Goodwill amortization and the resulting adjusted Net margin/(loss) are as follows:

($ in thousands) Year ended December 31,	2003	2002	2001
Reported Net margin/(loss)	$21,221	$21,153	$(50,687)
Add back: Goodwill amortization	—	—	2,577
Adjusted Net margin/(loss)	$21,221	$21,153	$(48,110)

Goodwill amortization related to the hardware segment for 2001 was $2,210. Goodwill amortization related to the paint segment for 2001 was $367. At December 31, 2003 and 2002, Goodwill was comprised of $78,429 for the hardware segment and $13,045 for the paint segment.

($ in thousands)

Conversion funds

In connection with the Merger, TruServ made funds available to the members to defray various conversion costs (i.e., costs to change store signage and branding to True Value) associated with the Merger and costs associated with certain upgrades and expansions of their stores. The total amount of funds distributed was $27,175 for these conversion costs. The funds are amortized over a 5 year period, the period of time during which members committed to stay with TruServ. The annual amortization expense for 2003, 2002 and 2001 was $4,060, $6,056, and $5,747, respectively. The unamortized balance at December 31, 2003 was approximately $1,036. The members agree to refund to TruServ all or a portion of the conversion funds in the event they defaulted on their obligations to TruServ or terminated their membership during the five years following the date of the agreement. TruServ has written off to expense uncollected amounts pursuant to these arrangements.

Asset impairment

For purposes of determining impairment, management reviews long-lived assets based on a geographic region or a revenue producing activity, as appropriate. The impairment review includes, among other criteria, management's estimate of future cash flows for the region or activity. If the estimated future cash flows (undiscounted and without interest charges) are not sufficient to recover the carrying value of the long-lived assets of the region or activity, such assets would be determined to be impaired and would be written down to their fair value. In 2003, TruServ recorded asset impairment charges of $2,005 relating primarily to equipment at the East Butler, Pennsylvania facility. In 2002, TruServ recorded asset impairment charges that netted to $470, consisting of a $1,769 charge relating to the East Butler, Pennsylvania facility. TruServ offset this amount by a $1,299 reduction of asset impairment charges, consisting predominately of a favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center based on actual proceeds received on the sale of this facility in 2002. In 2001, TruServ recorded asset impairment charges aggregating $8,899 related to its Brookings, South Dakota distribution center, which was subsequently sold, and certain equipment at its leased Hagerstown, Maryland distribution center.

Revenue recognition

TruServ's policy is to recognize revenues from product sales and services when earned, in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104. Specifically, product revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which is upon delivery of products. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. Service revenue is comprised of advertising and transportation and amounted to $58,131 and $49,305 for 2003, respectively, $69,463 and $52,665 for 2002, respectively, and $77,419 and $56,978 for 2001, respectively. Advertising revenue is recognized when the underlying advertisement is run or when the related circulars are dropped. Transportation revenue is recognized when the services are provided. Effective for arrangements with vendors initiated on or after January 1, 2003 and in accordance with EITF Issue No. 02-16 "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," consideration received from vendors that was previously classified as advertising revenue is applied as a decrease in the price paid for inventory and is recognized in cost of sales as the related inventory was sold.

Advertising expenses

Amounts billed to members for advertising are included in revenues. Advertising costs are expensed in the period the advertising takes place. Such costs amounted to $44,817, $56,407 and $59,275 in 2003, 2002 and 2001, respectively, and are included in Cost of revenues.

Amortization of financing fees

Amounts paid for financing fees incurred in connection with TruServ's financing arrangements are capitalized and amortized to interest expense over the remaining lives of the underlying financing agreements. During the third quarter of 2003, TruServ expensed the financing fees related to the Senior Debt as a result of refinancing the Senior Debt with a new asset-based revolving credit facility ("Bank Facility.") The costs incurred in the fourth quarter of 2001 for an asset-based lending refinancing that TruServ was then considering were expensed in the fourth quarter of 2001, when TruServ determined that it would instead amend its existing debt agreements. TruServ purchased interest rate caps in 2003 that limit its risk on $25,000 of variable rate debt for the entire term of the Bank Facility to a maximum underlying LIBOR rate of 3.5%, which represents approximately 2.25% increase over current LIBOR. This interest rate cap instrument is considered speculative and is carried at current market value.

Repairs and maintenance expense

Expenditures which extend the useful lives of TruServ's property and equipment are capitalized and depreciated on a straight line basis over the remaining useful lives of the underlying assets. Otherwise, repair and maintenance expenditures are expensed as incurred.

Research and development costs

Research and development costs related to TruServ's manufacturing operations are expensed as incurred. Such costs amounted to $911, $941 and $1,003 in 2003, 2002 and 2001, respectively, and are included in Logistic and manufacturing expenses.

Shipping and handling costs

Amounts billed to members for shipping and handling costs are included in Revenues. Amounts incurred for shipping and handling are included in Cost of revenues.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the amounts shown on the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At December 31, 2003, TruServ concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are retained by TruServ and not distributed to members as patronage dividends.

($ in thousands)

Per share information

There is no existing market for the TruServ common stock and there is no expectation that any market will develop. TruServ's Redeemable Class A voting common stock is owned by members and former members whose stock has not yet been redeemed as a result of the moratorium. TruServ's Redeemable Class B non-voting common stock now outstanding was issued to members in partial payment of the annual patronage dividend. Accordingly, no earnings per share information is presented in the consolidated financial statements.

Retirement plans

TruServ sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. TruServ contributions to union-sponsored defined contribution plans are based on collectively bargained rates multiplied by hours worked. TruServ's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

Fair value of financial instruments

The carrying amounts of TruServ's financial instruments, which were comprised primarily of accounts and notes receivables, accounts payable, short-term borrowings, long-term debt and promissory (subordinated) and installment notes, approximate fair value. Fair value was estimated using discounted cash flow analyses, based on TruServ's incremental borrowing rate for similar borrowings. The carrying amount of debt and credit facilities approximate fair value due to their stated interest rates approximating market rates. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Concentration of credit risk

Credit risk pertains primarily to TruServ's trade receivables. TruServ extends credit to its members as part of its day-to-day operations. TruServ believes that as no specific receivable or group of receivables comprises a significant percentage of total trade accounts, its risk with respect to trade receivables is limited. Additionally, TruServ's management believes that its allowance for doubtful accounts is adequate with respect to member credit risks. Also, the Certificate of Incorporation and By-Laws specifically provide that TruServ may set off its obligation to make any payment to a member for such member's stock, notes, interest and declared and unpaid dividends against any obligation owed by the member to TruServ. TruServ exercises these set off rights when its notes and interest become due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New accounting pronouncements

In the third quarter of 2003, TruServ adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Adoption of this standard impacted the classification in the Consolidated Balance Sheet of Promissory (subordinated) and installment notes, net of current portion; Redeemable nonqualified Class B non-voting common stock; and stock presented for redemption but deferred due to the moratorium. Promissory (subordinated) and installment notes, net of current portion, which are notes with three-year duration with current owners of TruServ's Class A common stock, are now included in Long-term debt. Promissory (subordinated) and installment notes, net of current portion previously were recorded under the caption of Members' capitalization. Redeemable nonqualified Class B non-voting common stock is now included in long-term liabilities as these shares of stock have a planned redemption schedule. Redeemable nonqualified Class B non-voting common stock previously was recorded under the caption of Members' equity. Redeemable nonqualified Class B non-voting common stock has a planned redemption schedule of at least 10% of the shares by December 31, 2011; at least 40% of the shares by December 31, 2019 and all of the shares by December 31, 2029. Shares of stock presented for redemption but deferred due to the moratorium are now included in long-term liabilities in Deferred stock redemptions. Deferred stock redemptions contain the par value of Redeemable Class A voting common stock, Redeemable Class B non-voting common stock that is qualified and Redeemable nonqualified Class B non-voting common stock reduced by the legal right of offsets from the Loss allocation, Accumulated deficit and Accounts receivable accounts for each shareholder who has presented their stock for redemption but has been deferred due to the moratorium. These amounts were recorded in each of the respective categories. As of December 31, 2003, the aggregate value of the terminated members' equity investments presented for redemption but deferred due to the moratorium was approximately $33,725, after the offset of the loss allocations resulting from the 1999 loss, the 2001 loss and accounts receivable owed by the former members. TruServ's By-Laws allow it to offset amounts due by its members against amounts that it pays to the members on redemption of their stock. According to TruServ's By-Laws, the Redeemable Class A voting common stock and the Redeemable nonqualified Class B common stock are paid out at the time of redemption. Redeemable Class B non-voting common stock that is qualified has historically been paid out by means of a five-year subordinated installment note, which has the first installment due at the end of the calendar year of the time of redemption. On a member by member basis, the net amount of $33,725 owed to terminated members would be payable approximately $7,458 at the time of redemption, and $26,267 in five-year installment notes. Additionally, adoption of this standard did not have a material impact on TruServ's results of operations or cash flow.

In 2003, TruServ adopted SFAS No. 132 (revised 2003); "Employers' Disclosures about Pensions and Other Postretirement Benefits," for its defined benefit pension plans and other postretirement benefit plans. SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement did not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

On January 1, 2003, TruServ adopted Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. In January 2003, the EITF clarified that this issue is effective for arrangements with vendors initiated on or after January 1, 2003. In March 2003, the EITF addressed the issue again with respect to the reclassification of prior period amounts and determined that reclassification is only permitted provided that previously reported net income would not change as a result of applying the consensus. The adoption of EITF 02-16 has not had a material impact on TruServ's 2003 results of operations, financial position or cash flows.

2. INVENTORIES

Inventories consisted of the following at December 31:

($ in thousands)	2003	2002
Manufacturing inventories:		
Raw materials	$ 1,979	$ 1,473
Work-in-process and finished goods	15,655	19,655
Manufacturing inventory reserves	(258)	(1,297)
	17,376	19,831
Merchandise inventories:		
Warehouse inventory	265,809	223,754
Merchandise inventory reserves	(6,460)	(9,137)
	259,349	214,617
	$276,725	$234,448

The amount of indirect costs included in ending inventory at December 31, 2003 and 2002 was $18,386 and $15,753, respectively. Indirect costs incurred for 2003 and 2002 were $95,403 and $95,865, respectively.

3. PROPERTIES

Properties consisted of the following at December 31:

($ in thousands)	2003	2002
Buildings and improvements	$ 81,723	$ 80,016
Machinery and warehouse equipment	81,142	89,284
Office and computer equipment	155,022	156,961
Transportation equipment	35,416	36,389
	353,303	362,650
Less accumulated depreciation	(283,233)	(274,519)
	70,070	88,131
Land	2,985	2,985
	$ 73,055	$ 91,116

Depreciation expense for 2003, 2002 and 2001 was $22,000, $28,795 and $33,195, respectively.

4. DEBT AND BORROWING ARRANGEMENTS

Long-term debt consisted of the following at December 31:

($ in thousands)	2003	2002
Revolving credit facility	$ —	$ 27,852
Senior Notes	—	158,920
Bank Facility	131,600	—
Redeemable (subordinated) term notes:		
Fixed interest rates ranging from 6.68% to 7.79%	—	3,296
Capital lease obligations	823	1,247
Total third party debt and borrowings	132,423	191,315
Promissory (subordinated) and installment notes:		
Fixed interest rates ranging from 5.74% to 10.0% (1)	59,859	—
	192,282	191,315
Less amounts due within one year	(91,958)	(66,294)
	$ 100,324	$ 125,021

(1) At December 31, 2002 the promissory (subordinated) and installment notes had a balance of $64,886. The long term portion of $43,531 was classified in capitalization, but with the adoption of SFAS 150 in 2003 the 2003 balance was classified in Debt. See "New Accounting Pronouncements" under Footnote 1, "Description of Business and Accounting Policies" for additional information. Of the $64,886, the amount due within one year of $21,355 was classified in Current maturities of long-term debt, notes, borrowings and capital lease obligations.

At December 31, 2003, TruServ had $131,600 in Bank Facility borrowings with a weighted average interest rate on these borrowings of 4.16%. The amount of $71,600 of the Bank Facility borrowings is included in Current maturities of long-term debt, notes, borrowings and capital lease obligations and the remaining $60,000 is included in Long-term debt, notes and capital lease obligations, less current maturities. Based on TruServ's projection of seasonal working capital needs, the amount classified as Long-term debt, notes and capital lease obligations, less current maturities represents the expected lowest level of borrowings during the next twelve months. At December 31, 2002, TruServ had outstanding borrowings under its revolving credit facility of $27,852, which was included in Current maturities of long-term debt, notes, borrowings and capital lease obligations and had a weighted average interest rate of 10.61%.

($ in thousands)

Bank Facility

On August 29, 2003, TruServ entered into a new four-year $275,000 Bank Facility. The Bank Facility was used to refinance the Senior Debt. Under the terms of the Bank Facility agreement, the interest rate is variable at TruServ's option of LIBOR plus 2.25% or prime plus 0.25%. As of December 31, 2003, this interest rate is 3.58%. The unused commitment fee is 0.375%. Letters of credit issued under the Bank Facility have a fee of 2.25%. The Bank Facility pricing includes a performance grid based upon a fixed charge coverage ratio, measured quarterly beginning in March 2004.

The Bank Facility has no financial covenants unless daily average excess availability for the last 60 days of each quarter drops below $35,000. If the average is below $35,000, TruServ is subject to a fixed charge coverage ratio of 1.1 to 1. As of December 31, 2003, TruServ's average excess availability for the last 60 days was greater than $35,000 and TruServ is therefore not subject to the fixed charge coverage ratio test. Additionally, TruServ is required to maintain $15,000 of excess availability at all times. TruServ is in compliance with this requirement and is in compliance with all terms and conditions of the Bank Facility. Availability is defined as the lesser of $275,000 or the calculated collateral value of eligible assets less the outstanding borrowings, letters of credit and reserves against availability that may be imposed at the reasonable discretion of the lenders. Availability at December 31, 2003 less outstanding borrowings of $131,600 and letter of credit and reserves of $13,221 was $122,760.

Substantially all of the assets of TruServ and a pledge of 100% of the stock of TruServ's subsidiaries collateralize the Bank Facility. Borrowings under the Bank Facility are subject to borrowing base limitations that fluctuate in part with the seasonality of the business. Additionally, the qualification of accounts receivable and inventory items as "eligible" for purposes of the borrowing base is subject to unilateral change in the discretion of the lenders. The borrowing base is calculated as follows:

i. 85% of eligible accounts receivable, plus

ii. the lesser of 65% of the value of eligible inventory, 85% of the net orderly liquidation value of inventory, or $160,000, plus

iii. a fixed asset sublimit, calculated as the lesser of $25,000 or 65% of the fair value of certain real estate, and 80% of orderly liquidation value of certain machinery and equipment. The sublimit is subject to a seven-year amortization for the portion predicated on machinery and equipment and a ten-year amortization for the portion predicated on real estate.

The Bank Facility imposes certain limitations on and requires compliance with covenants from TruServ that are usual and customary for similar asset based revolving credit facilities. Unless such terms and conditions are waived by a majority of the lenders, these terms and conditions include, among other things:

i. limitations on additional lease transactions, additional third-party and subordinated debt, the granting of certain liens and guarantees, capital expenditures and cash dividend payments and distributions;

ii. restrictions on mergers, investments, transactions with related parties, acquisitions and changes in corporate control; and

iii. periodic financial and collateral reporting requirements.

Fees paid for closing the Bank Facility totaled $3,752 and these fees are being amortized by TruServ over the four-year term. Upon entering into the Bank Facility, TruServ incurred a net expense of $19,221 upon refinancing the Senior Debt. The net expense consisted of $26,927 of interest expense relating to the write-off of old and new senior note make-whole obligations and prepaid bank fees offset by $7,706 of other income relating to debt forgiveness for a portion of the Senior Debt.

Senior Debt

The Senior Debt was refinanced by the Bank Facility on August 29, 2003. On December 30, 2002 and again on March 13, 2003, TruServ amended the Senior Debt agreements in order to allow for a sale leaseback transaction that was completed on December 31, 2002 and extend the maturity date of the Hagerstown facility's synthetic lease obligation to the earlier of December 31, 2003 or a refinancing of the revolving credit facility. TruServ applied the net proceeds of the sale leaseback transaction, $121,438, to pay down the Senior Debt. The net reduction in Senior Debt was $108,743, as a result of new make-whole notes of $12,695 issued due to the prepayment on senior notes.

The Senior Debt agreements were previously amended on April 11, 2002, when TruServ entered into various amendments that eliminated the event of default created when TruServ failed to comply with a covenant as of February 24, 2001 (the "April 2002 Amendments"). The April 2002 Amendments to the revolving credit facility extended the term of the facility from June 2002 to June 2004. The amount of the commitment at the time of amendment was $200,000. The commitment under the revolving credit facility was permanently reduced by the amount of any prepayments allocated to and paid on the revolving credit facility.

The revolving credit facility commitment had been permanently reduced to $143,200 at December 31, 2002 due to prepayments in 2002 from the proceeds of asset sales. TruServ had available, under the revolving credit facility, approximately $115,300 at December 31, 2002. As of December 31, 2002, this facility had a interest rate of prime plus 3.25% which was 7.50%. The unused commitment fee on this facility was 0.75%. The senior notes were paid in connection with the refinancing of the Senior Debt. At December 31, 2002, the senior notes consisted of $16,403 at 11.85%, $31,610 at 10.63%, $11,745 at 10.16%, $65,309 at 10.11% and $33,853 at 10.04%. The April 2002 Amendments to Senior Debt also required initial, quarterly and annual maintenance fees, which makes the aggregate weighted average borrowing rate 12.5% for all the costs associated with the third party senior notes and revolving credit facility in 2002.

For 2002, cash proceeds from certain asset sales and notes receivable totaling $157,312 was used to prepay all parties to the intercreditor agreement. The intercreditor agreement established how the assets of TruServ, which were pledged as collateral, were shared and how certain debt prepayments were allocated among the senior lenders. For the year ended December 31, 2002, the prepayments to senior note holders of $93,915 resulted in make-whole liabilities of $18,710, which were recorded as additional debt with

an offsetting entry to a prepaid interest account. As previously described, the $12,695 of make-whole notes from the sale leaseback transaction, is a component of the $18,710. The prepaid interest account was amortized to interest expense over the remaining life of the original notes.

Redeemable (subordinated) term notes

The redeemable (subordinated) term notes have two to four year terms and were issued in exchange for promissory (subordinated) notes that were held by promissory note holders who do not own TruServ's Redeemable Class A voting common stock. They were also available for purchase by investors that were affiliated with TruServ. These notes were redeemed as of December 31, 2003 and no additional notes will be issued.

Promissory (subordinated) and installment notes

Prior to 2001, promissory notes were issued for partial payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of TruServ as specified by its board of directors. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three-year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. TruServ anticipates that this practice of extending notes, based on historical results will continue.

Promissory (subordinated) and installment notes consisted of the following as of December 31:

($ in thousands)	2003	2002
Promissory (subordinated) notes:		
Due on December 31, 2003–7.90%	$ —	$ 19,413
Due on December 31, 2004–9.00% to 10.00%	19,821	19,902
Due on December 31, 2005–7.00% to 10.00%	23,463	23,565
Due on December 31, 2006–6.00% to 9.00%	16,479	—
Installment notes at interest rates of 5.74% to 7.36% with maturities through 2004	96	2,006
	59,859	64,886
Less amounts due within one year	(19,917)	(21,355)
	$ 39,942	$ 43,531

At December 31, 2002, the long term portion of $43,531 was classified in capitalization, but with the adoption of SFAS 150 in 2003 the 2003 balance $39,942 was classified in Debt. See "New Accounting Pronouncements" under Footnote 1, "Description of Business and Accounting Policies" for additional information. The amount due within one year for both years were classified in Current maturities of long-term debt, notes, borrowings and capital lease obligations.

Amounts shown below as scheduled repayments are the stated note amounts. TruServ will seek members' consent in 2004 to extend the Promissory (subordinated) note due dates at market competitive interest rates.

Principal payment schedule for long-term debt:

($ in thousands)	2004	2005	2006	2007	2008	Thereafter
Bank Facility[1]	$ 71,600	$ —	$ —	$60,000	$ —	$ —
Promissory (subordinated) and installment notes	19,917	23,463	16,479	—	—	—
Capital lease obligations	464	358	85	—	—	—
Total	$ 91,981	$23,821	$16,564	$60,000	$ —	$ —

(1) The amount shown due in 2004 represents the amount necessary to reduce the outstanding balance at December 31, 2003 to the expected lowest level of borrowings during the next twelve months. There are no required payments until the maturity of the Bank Facility in August 2007.

Restricted cash

TruServ had no restricted cash at December 31, 2003 compared to restricted cash of $15,755 at December 31, 2002. The Bank Facility secures $12,221 of letters of credit at December 31, 2003, as a reduction against borrowing availability, whereas at year end 2002, $11,691 of letters of credit, had been collaterallized with restricted cash. The remaining $4,064 of restricted cash at December 31, 2002, primarily related to securing banking and cash management deposit requirements, was eliminated as a result of the refinancing of the Senior Debt.

5. LEASE COMMITMENTS

TruServ is a lessee of distribution centers, office space, and computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under capital and long-term non-cancelable operating leases (including sale leasebacks accounted for as financing), together with the present value of the net minimum lease payments under capital leases, as of December 31, 2003:

($ in thousands)	Capital	Operating
2004	$ 464	$ 32,623
2005	358	28,021
2006	85	24,379
2007	—	22,901
2008	—	22,629
Thereafter	—	238,748
Net minimum lease payments	907	$369,301
Less amount representing interest	(85)	
Present value of net minimum lease payments	822	
Less amount due within one year	(441)	
	$ 381	

Minimum annual operating lease payments as shown have been reduced by $5,465 from future sublease rentals due over the term of the subleases, and include estimated payments for operating costs and real estate taxes due to the lessor, where applicable.

($ in thousands)

Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value, which is related to the lessor's book value at the expiration of the lease term.

Rent expense under operating leases (reduced by sublease rentals) was $36,366, $25,436 and $25,338 for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in rent in 2003 was due to the rental payments generated by the sale leaseback transaction of seven of TruServ's distribution centers.

6. COMMITMENTS AND CONTINGENCIES

TruServ provides guarantees for certain member loans, but is not required to provide a compensating balance for the guarantees. TruServ is required to pay off a portion of the full amount of these loans under these guarantees, ranging from 15% - 50% of the member's outstanding balance, in the event that a member defaults on its loan, after which the member will be liable to TruServ for the guaranteed amount. The amount of the guaranteed portion of these member loans, which is not recorded in TruServ's balance sheet, was approximately $796 and $2,172 as of December 31, 2003 and 2002, respectively. The balance of $796 as of December 31, 2003 includes approximately $270 that will mature in 2004. The remaining guarantees will expire periodically through 2013. TruServ carries a reserve of $82 relating to these guarantees.

Additionally, TruServ sold certain member note receivables to a third party in 2002 which it has fully guaranteed. TruServ is required to pay 100% of the outstanding balance of these member notes under these guarantees in the event that a member defaults on its notes, after which the member will be liable to TruServ for the guaranteed amount. The balance of these notes at December 31, 2003 was $515. TruServ has recorded a liability and related receivable for $515 relating to these member notes, and carries a $51 reserve relating to these guarantees. The balance of $515 as of December 31, 2003 includes approximately $233 that will mature in 2004. The remaining guarantees will expire periodically through 2007.

TruServ has a lifetime warranty or a customer satisfaction guarantee on the majority of its TruTest paint products, which covers only replacement material. TruServ has historically experienced minimal returns on these warranties and guarantees and has determined any related liability to be immaterial.

TruServ is involved in various claims and lawsuits incidental to its business. The following significant matters existed at December 31, 2003:

Bess Action

In May 2000, TruServ filed a complaint in the Circuit Court of McHenry County, Illinois against Bess Hardware and Sports, Inc., ("Bess") to recover an accounts receivable balance in excess of $400. Bess filed a counterclaim, seeking a setoff against its accounts receivable balance for the par redemption value of Bess's shares of TruServ Stock. Bess contested the validity of a March 17, 2000 corporate resolution declaring a moratorium on the redemption of all TruServ capital stock, as well as an allocation of Bess' proportionate share of the loss, which TruServ declared for its fiscal year 1999. On August 2, 2003, the Circuit Court entered judgment in favor of TruServ on its accounts receivable claim in the amount of $391,683.01, and entered judgment in favor of Bess on its counterclaim. Bess did not appeal the judgment on the accounts receivable claim. TruServ appealed the judgment on Bess's counterclaim. On January 21, 2004, the Second District of the Illinois Appellate Court issued a decision reversing the portion of the Circuit Court's ruling that had refused to enforce the Moratorium. In validating the Moratorium, the Second District found that TruServ's capital was impaired, and held that TruServ "was prohibited from immediately remitting the redemption price for [Bess's] TruServ stock." The Second District also held that as of April 10, 2000 – the effective date of the termination of Bess's membership – Bess ceased to be a TruServ stockholder and thus was not subject to the loss allocation plan passed by resolution of the TruServ board of directors on August 29, 2000. On February 9, 2004, Bess filed a Petition For Rehearing in the Second District of the Illinois Appellate Court. The petition is pending.

Kennedy Action

In June 2000, various former members of TruServ filed an action against TruServ in the Circuit Court of the 19th Judicial Circuit (McHenry County, Illinois) (the "Kennedy action"). The plaintiffs in the Kennedy action each allege that, based upon representations made to them by TruServ and its predecessors that the Coast to Coast brand name would be maintained, they voted for the merger of ServiStar/Coast to Coast and Cotter & Company. The plaintiffs allege that after the merger, the Coast to Coast brand name was eliminated and that each plaintiff thereafter terminated or had its membership in TruServ terminated. The plaintiffs further claim that TruServ breached its obligations by failing to redeem their stock and by creating loss allocation accounts for the plaintiffs. The plaintiffs have each asserted claims for fraud/misrepresentation, negligent misrepresentation, claims under the state securities laws applicable to each plaintiff, claims under the state franchise/dealership laws applicable to each plaintiff, breach of fiduciary duty, unjust enrichment, estoppel and recoupment. Similar claims were filed against TruServ as counterclaims to various complaints filed by TruServ in McHenry County to recover accounts receivable balances from other former members. Those claims were consolidated with the Kennedy action. In March 2001, the Kennedy complaint was amended to add additional plaintiffs. Also in March 2001, another action was filed against TruServ on behalf of additional former members, in the same court, by the same law firm (the "A-Z action"). The A-Z complaint alleges substantially similar claims as those in the Kennedy action, with the principal difference being that the claims relate to the elimination of the ServiStar brand name. The Kennedy and A-Z actions have been consolidated for purposes of discovery, which is ongoing. The plaintiffs seek damages for stock repurchase payments, lost profits and goodwill, out of pocket expenses, attorney fees and punitive damages. In July 2002, the plaintiffs in these consolidated actions amended their complaints to name as defendant's two former officers of TruServ.

TruServ intends to vigorously defend the remaining cases. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that the matters discussed above could be decided unfavorably to TruServ. Although the amount of liability with respect to these matters cannot be ascertained, potential liability is not expected to materially affect the consolidated financial position or results of operations of TruServ, in light of TruServ's insurance coverage.

($ in thousands)

Claims Against Ernst & Young LLP

TruServ is pursuing claims against its former outside auditors, Ernst & Young LLP ("E&Y"), for professional malpractice, breach of contract, deceptive business practices and fraud. TruServ contends that E&Y failed to properly discharge its duties to TruServ and failed to identify, in a timely manner, and indeed concealed, certain material weaknesses in TruServ's internal financial and operational controls. As a result, TruServ was forced to make an unanticipated accounting adjustment in the fourth quarter of 1999 in the total amount of $121,333 (the "Fourth Quarter Charge"). As a result, TruServ reported a net loss of $130,803 for the fiscal year ended December 31, 1999. It is TruServ's belief that had E&Y properly discharged its duties, the scope and breadth of the Fourth Quarter Charge, as well as the accounting and operational control deficiencies that necessitated the charge, would have been substantially lessened. As a result of E&Y's failures, TruServ has suffered significant financial damages. The factual allegations that form the basis for TruServ's claim against E&Y include, in part, the issues identified in the Securities and Exchange Commission (the "Commission") cease and desist order described below. TruServ began discussion of its claims with E&Y early in the fall of 2001. Pursuant to the dispute resolution procedures required by TruServ's engagement letter with E&Y, TruServ and E&Y attempted to mediate this dispute during the first six months of 2002. When those attempts proved unsuccessful, and again pursuant to the dispute resolution procedures, TruServ filed its claim with the American Arbitration Association on July 31, 2002. The arbitration, which is subject to certain confidentiality requirements, is currently pending. Hearings are currently scheduled to begin in the spring of 2004. Recoveries under this matter, if any, may be subrogated to the rights of TruServ's insurer to the extent that it has made payments to or on behalf of TruServ associated with the 1999 loss.

Other matters of significance:

Derivative Action Settlement

In August 2000, an action was brought in Delaware Chancery Court (New Castle County) by a former TruServ member ("Hudson City Properties") against certain present and former directors and certain former officers of TruServ and against TruServ. The complaint was brought derivatively on behalf of TruServ and alleged that the individual defendants breached fiduciary duties in connection with the accounting adjustments made by TruServ in the fourth quarter of 1999. Hudson City Properties also sought to proceed on a class action basis against TruServ on behalf of all those affected by the moratorium on stock redemption and the creation of the loss allocation accounts. Hudson City Properties alleged that TruServ breached, and the named directors caused TruServ to breach, agreements with members by suspending payment of the members' 1999 annual patronage dividend, by declaring the moratorium on the redemption of members' TruServ stock and by imposing annual minimum purchase requirements upon members. On May 12, 2003, the parties to this action signed a Stipulation of Settlement resolving the lawsuit, subject to court approval. On May 15, 2003, the Delaware Chancery Court entered an Order preliminarily approving the Settlement. The Court conducted a Settlement Hearing on July 8, 2003, and approved the Stipulation of Settlement as fair, reasonable, adequate and in the best interest of TruServ and the class. On July 14, 2003, the Court entered a Final Order and Judgment, dismissing the lawsuit with prejudice. The Stipulation of Settlement became final and binding 30 days after the date the Final Order and Judgment was entered. Under the terms of the Stipulation of Settlement, at such time as TruServ's board of directors determines that it is in the best interests of TruServ to lift the moratorium on stock redemptions, the loss allocation accounts for all current and former members who are parties to the Stipulation of Settlement will be reduced by approximately $5 million on a pro rata basis as more fully described in the Stipulation of Settlement agreement. TruServ's insurance carrier provided the majority of the settlement. Additionally, all of the current and former members who participated in the Stipulation of Settlement released TruServ and its current and former officers and directors from any liability with respect to the moratorium on stock redemptions and the creation of the 1999 loss allocation accounts.

TruServ Order

On March 4, 2003, the Commission entered an Order Instituting Cease-and-Desist Proceedings, Making Findings and Imposing Cease-and-Desist Order Pursuant to Section 21C of the Securities and Exchange Act of 1934 as to TruServ Corporation, SEC File No. 3-11050 (the "Order"). TruServ consented to the entry of the Order without admitting or denying the findings in the Order.

The Commission entered the Order following an investigation by the staff of the Commission of the circumstances that led to significant financial adjustments resulting in the 1999 loss of $130,803. The Order found that, from approximately July 1997 through the end of 1999, TruServ's accounting systems and internal controls related to inventory management were inadequate. The Order also found that these deficiencies caused TruServ to understate expenses, which resulted in overstatement of net income, during 1998 and 1999. According to the Order, TruServ filed erroneous reports on Form 10-Q for the first, second and third quarters of 1998 and 1999 and an erroneous report on Form 10-K for 1998. In 1999, TruServ reported a loss, caused by weaknesses in the accounting practices and internal controls at TruServ, of approximately $130,803.

Pursuant to the Order, TruServ has agreed to continue to maintain the procedures that it has adopted since the Spring of 2000 and otherwise to comply with the accounting, record keeping and internal control provisions of the Securities and Exchange Act of 1934 (the "Exchange Act"). In addition, TruServ will continue to employ as a member of its management team, during the fiscal years ending 2002, 2003 and 2004, a Director of Internal Audit who will be responsible for executing TruServ's internal audit plan and will continue to engage a public accounting firm to assist the Director of Internal Audit in performing internal audit procedures.

Also pursuant to the Order, within 90 days after the close of each fiscal year ending 2002, 2003 and 2004, the Director of Internal Audit prepared or will prepare and deliver to TruServ's board audit committee, with copies to the Commission, TruServ's auditors and the public accounting firm assisting the Director of Internal Audit, a report

describing the scope of the audit plan during the preceding year, confirmation that the audit plan was carried out, an overview of significant control weaknesses identified that require improvement and a review of the steps taken to improve the system of internal controls.

On March 4, 2003, the Commission also entered an Order Instituting Cease-and-Desist Proceedings, Making Findings and Imposing Cease-and-Desist Order Pursuant to Section 21C of the Securities and Exchange Act of 1934 as to Kerry Kirby, File No. 3-11053 (the "Kirby Order"). The Kirby Order made substantially all of the findings that were made in the Order. In addition, the Kirby Order found that Kerry Kirby, the chief financial officer of TruServ from July 1997 to May 1999, in part due to his failure to act on the internal audit report that TruServ's accounting systems were flawed, was a cause of TruServ's violations of securities laws requiring the accurate financial reporting, accurate books and records and adequate internal controls.

7. INCOME TAXES

Income tax expense consisted of the following for the years ended December 31:

($ in thousands)	2003	2002	2001
Current:			
Federal	$ —	$ —	$ 203
State	333	259	194
Foreign	—	—	641
Total current	333	259	1,038
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	339
Total deferred	—	—	339
	$333	$259	$1,377

TruServ operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as qualified patronage dividends based on margins from business done with or on behalf of members and for the redemption of nonqualified notices of allocation. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% was as follows for the years ended December 31:

($ in thousands)	2003	2002	2001
Tax at U.S. statutory rate	$7,544	$7,494	$(19,224)
Effects of:			
Patronage dividend	(6,656)	(7,189)	—
State income taxes, net of federal benefit	216	168	126
(Decrease)/increase in valuation allowance	(1,090)	(353)	18,353
Non-deductible goodwill	—	—	902
Other, net	319	139	1,220
	$ 333	$ 259	$ 1,377

Deferred income taxes reflect the net tax effects to TruServ of its net operating loss carryforwards, which expire in years through 2023; alternative minimum tax credit carryforwards, which do not expire, nonqualified notices of allocations, which are deductible when redeemed and do not expire; and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax effect of the net operating loss carryforward was reduced in 2003 by $8,136. This reduction is attributable to the net effect of a $14,185 decrease attributable to amounts to be charged against members' loss allocation accounts partially offset by a $6,049 increase primarily in other deferred tax assets and liabilities.

Total deferred tax assets net of deferred tax liabilities have a full valuation allowance because TruServ has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. Deferred tax assets will only be realized to the extent future earnings are taxable to TruServ and not allocated to members as tax-deductible patronage dividends.

The significant components of TruServ's deferred tax assets and liabilities were as follows for the years ended December 31:

($ in thousands)	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 20,228	$ 28,364
AMT credit carryforward	784	784
Nonqualified notices of allocation	13,548	13,548
Bad debt provision	3,358	3,421
Vacation pay	3,027	2,889
Contribution to fund retirement plans	6,126	3,051
Deferred gain	21,114	25,026
Severance and restructuring costs	150	6,846
Rent expense	2,706	2,714
Merger-related valuations and accruals	—	1,861
Inventory capitalization	1,237	3,126
Other	9,454	6,055
Total deferred tax assets	81,732	97,685
Valuation allowance for deferred tax assets	(79,521)	(94,952)
Net deferred tax assets	2,211	2,733
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	1,080	1,602
Other	1,131	1,131
Total deferred tax liabilities	2,211	2,733
Net deferred taxes	$ —	$ —

8. SUPPLEMENTAL CASH FLOW INFORMATION

The patronage dividend and promissory (subordinated) and redeemable (subordinated) term note renewals relating to non-cash operating and financing activities were as follows for the years ended December 31:

($ in thousands)	2003	2002	2001
Patronage dividend payable in cash	$ 8,983	$ 6,121	$ (976)
Accrued expenses	(500)	(245)	(569)
Promissory (subordinated) notes	(846)	(4,324)	(5,888)
Redeemable Class B non-voting common stock	2,315	2,497	—
Installment notes	(12)	(34)	(50)
Loss allocation	7,536	14,006	2,488
Accounts receivable	793	2,520	4,995
Patronage dividend	$18,269	$20,541	$ —
Member note renewals and interest rollover	$16,479	$22,538	$21,936

TruServ may set off its obligation to make any payment to a member for such member's stock, notes, interest and declared and unpaid dividends against any obligation owed by the member to TruServ. TruServ exercised its set off rights in 2003 and 2002 when patronage dividends were declared for members with loss allocation accounts. Also TruServ exercised set off rights when TruServ notes and interest came due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ. TruServ also set off its obligation to former members against their related loss allocation balance. The set off rights were exercised in an aggregate amount of $8,329 and $16,526 in 2003 and 2002, respectively, which decreased the loss allocation account by $7,536 and $14,006 in 2003 and 2002, respectively, and accounts receivable by $793 and $2,520 during 2003 and 2002. The amount of $330 of the offset to accounts receivable in 2003 was generated from the payment of the 2002 patronage dividend in 2003, which reduced the cash payment from $6,121 to $5,791.

In 2001, TruServ also exercised its set off rights when TruServ notes and interest came due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ. TruServ also set off its obligation to former members against their related loss allocation balance. The set off rights were exercised in an aggregate amount of $7,483, which decreased the loss allocation account by $2,488 and accounts receivable by $4,995 during 2001. The amount of $976 of the offset to accounts receivable was generated from the payment of the 2000 patronage dividend in 2001, which reduced the cash payment from $10,459 to $9,483.

TruServ's non-cash financing and investing activities in 2001 include $1,300 related to a note received for the sale of its Indianapolis, Indiana property.

Cash paid for interest during 2003, 2002 and 2001 totaled $27,496, $61,989, and $59,048, respectively. Cash paid for income taxes during 2003, 2002 and 2001 totaled $285, $305 and $133, respectively.

9. BENEFIT PLANS

The change in the projected benefit obligation and in the plan assets for TruServ administered pension plans were as follows for the years ended December 31:

($ in thousands)	2003	2002
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$64,728	$63,639
Service cost	5,204	5,387
Interest cost	3,998	3,994
Benefit payments	(436)	(416)
Actuarial losses	9,202	5,273
Plan amendments	35	1
Curtailments	—	(1,301)
Settlements	(10,067)	(11,849)
Projected benefit obligation at end of year	72,664	64,728
Change in plan assets:		
Fair value of plan assets at beginning of year	46,928	54,376
Actual return on assets	10,664	(5,573)
Employer contributions	12,044	10,390
Benefit payments	(436)	(416)
Settlements	(10,067)	(11,849)
Fair value of plan assets at end of year	59,133	46,928
Reconciliation of funded status:		
Funded status	(13,531)	(17,800)
Unrecognized transition asset	—	(104)
Unrecognized prior service cost	(3,946)	(3,889)
Unrecognized actuarial loss	26,402	28,176
Prepaid expense	$ 8,925	$ 6,383

One of TruServ's pension plans is the supplemental retirement plan ("SRP"), which is an unfunded unqualified defined benefit plan. The SRP had an Accumulated Benefit Obligation of $4,717 and $4,195 as of December 31, 2003 and December 31, 2002, respectively. Since the SRP is an unfunded plan, there were no plan assets at December 31, 2003 and December 31, 2002.

TruServ recorded in Deferred credits, for the SRP plan, an additional minimum pension liability of $5,096 and $4,880 as of December 31, 2003 and December 31, 2002, respectively, which represents the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus the previously recognized prepaid asset. The additional liability has been offset by an intangible asset, which is included in Other assets, to the extent of previously unrecognized prior service cost. The amount in excess of previously unrecognized prior service cost of $1,979 and $1,153 at December 31, 2003 and December 31, 2002 is recorded as a reduction of Members' equity in Accumulated other comprehensive loss.

TruServ has a prepaid pension expense for both plans of $8,925 and $6,383 at December 31, 2003 and 2002, respectively. The prepaid pension expense at December 31, 2003 and December 31, 2002 is classified in "Other current assets."

The components of net periodic pension cost for TruServ administered pension plans were as follows for the years ended December 31:

($ in thousands)	2003	2002	2001
Components of net periodic pension cost:			
Service cost	$ 5,204	$5,387	$ 5,851
Interest cost	3,998	3,994	4,874
Expected return on assets	(4,344)	(4,618)	(5,986)
Amortization of transition assets	(105)	(235)	(311)
Amortization of prior service cost	93	92	550
Amortization of actuarial loss/(gain)	902	182	278
Curtailment gain	—	(1,641)	—
Settlement loss/(gain)	3,753	5,179	8,280
Net pension cost	$ 9,501	$8,340	$13,536

Plan Assets

Plan assets consist primarily of publicly traded common stocks and corporate debt instruments, and the split by asset category is as follows:

Asset Category	2003	2002
Domestic Equities	64.8%	54.3%
Foreign Equities	9.1	7.9
Fixed Income	22.4	19.8
Property	0.0	0.0
Cash	3.7	18.0
Other	0.0	0.0
Total	100.0%	100.0%

The target asset allocation of the plan assets is:

Target Asset Category	
Domestic Equities	65.0%
Foreign Equities	10.0
Fixed Income	25.0
Property	0.0
Cash	0.0
Other	0.0
Total	100.0%

TruServ's SRP is not funded, and does not have any assets.

Contributions

TruServ expects to contribute $6,500 to its qualified pension plan and $1,550 to its SRP plan in 2004.

TruServ also participates in union-sponsored defined contribution plans. Costs related to these plans were $59, $60 and $30 for 2003, 2002 and 2001, respectively.

The assumptions used to determine TruServ's pension obligations for all plans were as follows for the years ended December 31:

	2003	2002
Weighted average assumptions:		
Discount rate	6.00%	6.50%
Expected return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

The basis used to determine the assumption of overall expected return on assets was an analysis of the historical real (net of inflation) returns beginning in 1926 for a portfolio consisting of 60% of large-cap US equities, 20% corporate bonds, 16% US government bonds, and 4% cash, a combination intended to approximate TruServ's pension asset mix. Using the historical returns over 30-year periods TruServ calculated the average returns for this portfolio over 30-year periods, the calculated 25th and 75th percentile were 4.6% and 6.4%, respectively. With the inflation assumption (3.0%) and the adjustment for expected fees paid from the pension trust (1.00%), the 25th and 75th percentile nominal yields are 6.6% and 8.4%. The TruServ Corporation Defined Benefit Pension Plan assumes a rate of return of 8.0%.

TruServ also maintains a defined benefit retirement medical plan for former SCC employees who met certain age and service criteria that was frozen at the time of the Merger. TruServ contributes $0.105 per month per person for such employees who elect coverage for themselves and their dependents to a maximum of $.210 per month per family. TruServ also maintains similar benefits for some former SCC executives who were also defined as eligible for such coverage.

The change in the benefit obligation and in the plan's assets for TruServ's post-retirement plan, as well as the components of net periodic post-retirement benefit cost, was as follows for the years ended December 31:

($ in thousands)	2003	2002
Change in benefit obligation:		
Accumulated post-retirement benefit obligation at beginning of year	$ 6,266	$ 4,972
Interest cost	384	415
Claims paid	(547)	(597)
Actuarial losses	427	1,476
Accumulated post-retirement benefit obligation at end of year	6,530	6,266
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contribution	547	597
Claims paid	(547)	(597)
Fair value of plan assets at end of year	—	—
Reconciliation of funded status:		
Funded status	(6,530)	(6,266)
Unrecognized actuarial losses	2,131	1,757
Accrued expenses	$(4,399)	$(4,509)

($ in thousands)	2003	2002	2001
Component of net periodic post-retirement benefit cost:			
Interest cost	$ 384	$ 415	$ 350
Amortization of (gain)/loss	53	45	—
Net periodic benefit cost	$ 437	$ 460	$ 350

Contributions

TruServ expects to contribute $547 to its retirement medical plan to cover the cost of premiums and subsidies during 2004.

	2003	2002
Health care cost trend rate assumed for next year	5.0%	5.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2003	2002

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

($ in thousands)	One percentage point increase	One percentage point decrease
Effect on total of service and interest cost	$ 20	$ (17)
Effect on post-retirement benefit obligation	301	(259)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. In accordance with FASB Staff Position No. FAS 106-1, TruServ has elected to defer accounting for the effects of the Act until final authoritative guidance on the accounting for the effect of the Act is issued. When final authoritative guidance is issued, it could result in changes to the recorded liabilities.

TruServ also contributes to the TruServ Corporation Employee's Savings and Compensation Deferral Plan (the "401k Plan"). Under the 401k Plan, each participant may elect to contribute in an amount of up to 50% of the participant's annual compensation, not to exceed $40 (including TruServ's contributions) per year, of which $12, $11 and $10, respectively, of the participant's salary in any year may be deferred. Effective July 1, 2000, the 401k Plan was amended to apply only a profit sharing match tied to TruServ's net earnings. Participants did not earn a profit sharing match for 2001. In 2002, the 401k Plan was changed to include a guaranteed match of one-third of a participant's contribution up to a total of 2% of the participant's annual compensation. Based on TruServ achieving certain financial goals, a match of greater than one-third of a participant's contribution can be earned. For 2002, a match equaling two-thirds of a participant's contribution, up to a total of 4% of the participant's annual compensation, was earned and contributed to the participants' accounts in March 2003. For 2003, a match equaling two-thirds of a participant's contribution, up to a total of 4% of the participant's annual compensation, was earned and will be funded by March 2004. TruServ recognized costs of $2,928, $2,445 and $0 for 2003, 2002 and 2001, respectively, for the 401k Plan.

10. SEGMENT INFORMATION

TruServ is principally engaged as a wholesaler of hardware and related products and is a manufacturer of paint products. TruServ identifies segments based on management responsibility and the nature of the business activities of each component of its business. TruServ measures segment earnings as operating earnings including an allocation for interest expense and income taxes. Information regarding the identified segments and the related reconciliation to consolidated information are as follows:

December 31, 2003 *($ in thousands)*	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$1,921,448	$102,892	$2,024,340
Interest expense	48,339	9,184	57,523
Depreciation and amortization	24,640	1,420	26,060
Segment net margin	13,025	8,196	21,221
Identifiable segment assets	632,543	48,917	681,460
Expenditures for long-lived assets	6,367	458	6,825

December 31, 2002 *($ in thousands)*	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$2,060,282	$115,169	$2,175,451
Interest expense	57,349	4,546	61,895
Depreciation and amortization	33,409	1,442	34,851
Segment net margin	11,967	9,186	21,153
Identifiable segment assets	652,815	50,556	703,371
Expenditures for long-lived assets	12,061	777	12,838

December 31, 2001 *($ in thousands)*	Hardware	Paint Manufacturing and Distribution	Canada	Elimination of Intersegment Items	Consolidated Totals
Net sales to external customers	$2,404,553	$130,484	$84,397	$ —	$2,619,434
Intersegment sales	—	1,649	—	(1,649)	—
Interest expense	58,967	3,819	487	—	63,273
Depreciation and amortization	39,344	1,671	504	—	41,519
Segment net margin/(loss)	(64,562)	12,826	1,049	—	(50,687)

TruServ does not have a significant concentration of members in any geographic region of the United States or in any foreign countries.

($ in thousands)

11. ASSET SALES

Effective October 22, 2001, TruServ sold its ownership interest in TruServ Canada Cooperative, Inc. along with the headquarters and warehouse building and other parcels of real estate to the current member group of the cooperative. Net proceeds from the transaction were $9,654. TruServ recorded a net gain of $1,550 which is recorded in Gain on sale of assets.

In August 2002, TruServ sold its Brookings, South Dakota regional distribution center to Rainbow Play Systems Properties of Brookings, LLC. The net proceeds after all closing costs for this sale of $6,286 were distributed to the senior lenders in the third quarter in accordance with the amended intercreditor agreement to pay down short-term borrowings and prepay long-term senior debt.

12. SALE LEASEBACK

On December 31, 2002, TruServ sold seven of its distribution centers to unrelated third parties for an aggregate purchase price of $125,753. The sale resulted in net proceeds to TruServ of $121,438, which were used to pay Senior Debt. The net reduction in Senior Debt was $108,743, as a result of new make-whole notes of $12,695 issued due to the prepayment on senior notes. TruServ concurrently agreed to lease the distribution centers for a period of 20 years. The transaction was recorded as a real property sale and as operating leases in TruServ's financial statements. The resulting gain on sale of $55,564 was recorded as deferred gain in the balance sheet and is being amortized to income on a straight line basis over the initial 20 year lease term.

TruServ sold the distribution facilities located in Corsicana, Texas and Woodland, California to and now leases them from Wrench (DE) Limited Partnership. TruServ sold the distribution facilities located in Kingman, Arizona, Fogelsville, Pennsylvania and Springfield, Oregon to and now leases them from Bolt (DE) Limited Partnership. TruServ sold the distribution facilities located in Jonesboro, Georgia and Kansas City, Missouri to and now leases them from Hammer (DE) Limited Partnership. The three limited partnerships are affiliated with W.P. Carey Investments, an investment firm independent of TruServ. TruServ pays rent under each lease quarterly in January, April, July and October. The aggregate annual rent payments under all three leases for 2003, the first year of the lease, totals $12,007. Rent payments under the leases increases 2% each year during the initial 20 year lease term.

Each lease is a "triple-net" lease under which TruServ is obligated to pay all operating expenses of the property, all taxes and other impositions related to the property, to maintain and insure the property and, with minor exceptions, to rebuild the improvements after a casualty or condemnation. TruServ also indemnifies the landlord from any loss, cost, damage or liability arising out of the use, ownership or operation of the property, including any liability related to hazardous materials.

TruServ's obligation to pay rent under the leases is absolute, with no right to offset or abatement. The three leases are cross-defaulted, such that a default under one of the leases constitutes a default under each of the other leases. Events of default under the leases relate to TruServ's "triple-net" lease obligations, as described above, and do not include any financial covenants. TruServ has no right to terminate any of the leases, with minor exceptions as described in the leases.

TruServ has the right to extend each lease for two additional periods of approximately 10 years each. TruServ may elect to renew a lease or leases with respect to any one or more of the properties without renewing the lease or leases with respect to all of the properties subject thereto. TruServ has the right to assign the lease without the landlord's prior written consent, but subject to certain conditions described in the leases. Provided that TruServ assigns the rent thereunder to the landlord, TruServ may sublet all or any part of any property without the landlord's consent.

13. RESTRUCTURING CHARGES AND OTHER RELATED EXPENSES

Net restructuring and other related charges of $1,883 were incurred for fiscal year ended December 31, 2003, of which $175 related to restructuring costs, as detailed in the chart below; and $1,708 related to other post-employment and asset impairment charges. Restructuring charges primarily consisted of changes in amounts accrued for severance and exit costs at the Hagerstown, Maryland distribution center and severance costs at TruServ's corporate headquarters. Post employment and other asset impairment charges consisted of $2,005 of asset impairment charges related primarily to additional write-downs of equipment at the East Butler, Pennsylvania facility, offset by a favorable adjustment of $297 resulting from changes in estimates to previously accrued post-employment severance charges. During 2003, the largest component of the use of reserves/cash disbursement was $9,254 related to the remaining lease obligation to a third party, which was converted into a senior term loan and was subsequently paid off as part of the refinancing arrangement on August 29, 2003 (see Note 4, "Debt and Borrowing Arrangements"), related buyouts of several operating leases and a payback of a portion of an existing grant. Additionally, during 2003, TruServ used previously established post-employment reserves of $426, primarily related to severance payments for former associates at TruServ's corporate headquarters and the Cary, Illinois facility.

In 2002, TruServ incurred restructuring and other related charges of $6,284, of which $3,313 related to restructuring, and $2,971 related to other post-employment and asset impairment charges. The restructuring charge of $3,313 in 2002 resulted from TruServ's continued workforce reductions initiated in 2000 and 2001 related to distribution center closures and workforce reductions in the organization. This charge was comprised of $2,316 for severance and $2,296 for facility exit costs, offset by a $1,299 reduction in asset impairment charges. The severance charges of $2,316 primarily consisted of additional workforce reductions at the corporate headquarters in Chicago, Illinois. The facility exit costs of $2,296 related to exiting the Hagerstown, Maryland distribution center, which was completed prior to December 31, 2002. The $1,299 reduction of asset impairment charges consisted predominately of a favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center based on actual proceeds received on the sale of this facility in 2002. The other charges of $2,971 consisted of $1,769 for asset impairment and $1,202 for post-employment charges. The asset impairment charge of $1,769 related to the write-down of the East Butler, Pennsylvania facility. The post-employment charge of $1,202 was comprised of $352 relating to severance charges for the Cary, Illinois facility, and $850 relating to severance charges for the corporate headquarters in Chicago, Illinois.

In 2001, TruServ recorded a charge to income of $38,522, of which $10,722 was for severance, $18,901 was for facility exit costs for the distribution centers, and $8,899 was for asset impairments. The largest component of these exit costs related to the Hagerstown, Maryland distribution center closure, which was subject to a synthetic lease. The difference of approximately $14,800 between the lease obligation at December 31, 2001 of $40,000 and management's estimate of the fair value of the building was the major component of its facility exit costs in 2001. This obligation and the original cost of the facility were not recorded on TruServ's balance sheet because it did not meet the requirement for capital lease treatment under SFAS No. 13, "Accounting for Leases."

Restructuring initiatives summary:

($ in thousands)	December 31, 2002 Restructuring Reserve	Additional restructuring Charges	Payments	December 31, 2003 Restructuring Reserve
Closure of Distribution Centers:				
Severance and outplacement	$ 796	$ 13	$ (630)	$179
Facility exit costs	11,030	477	(11,507)	—
	11,826	490	(12,137)	179
Corporate headquarter workforce reduction:				
Severance and outplacement	3,445	(315)	(2,574)	556
Total:				
Severance and outplacement	4,241	(302)	(3,204)	735
Facility exit costs	11,030	477	(11,507)	—
	$15,271	$175	$(14,711)	$735

($ in thousands)	December 31, 2001 Restructuring Reserve	Additional Restructuring Charges	Asset Impairments	Payments	December 31, 2002 Restructuring Reserve
Closure of Distribution Centers:					
Severance and outplacement	$ 2,958	$ 686	$ —	$ (2,848)	$ 796
Facility exit costs	17,979	2,296	—	(9,245)	11,030
Asset impairments	—	(1,299)	1,299	—	—
	20,937	1,683	1,299	(12,093)	11,826
Corporate headquarter workforce reduction:					
Severance and outplacement	5,312	1,630	—	(3,497)	3,445
Total:					
Severance and outplacement	8,270	2,316	—	(6,345)	4,241
Facility exit costs	17,979	2,296	—	(9,245)	11,030
Asset impairments	—	(1,299)	1,299	—	—
	$26,249	$3,313	$1,299	$(15,590)	$15,271

14. QUARTERLY FINANCIAL SUMMARY (Unaudited)

Selected quarterly financial information for each of the four quarters in 2003 and 2002 is as follows:

($ in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
2003					
Revenues	$452,127	$573,162	$478,811	$520,240	$2,024,340
Gross Margin	43,885	67,866	55,924	54,216	221,891
Net margin before income taxes	(3,833)	24,759	(9,628)	10,256	21,554
Net margin	(3,917)	24,697	(9,770)	10,211	21,221
2002					
Revenues	$553,228	$597,856	$499,818	$524,549	$2,175,451
Gross Margin	54,186	74,401	62,141	57,904	248,632
Net margin before income taxes	4,738	10,493	6,031	150	21,412
Net margin	4,648	10,433	5,934	138	21,153

Corporate Information

Annual Meeting
TruServ Corporation's Annual Meeting of Stockholders will be held on March 28 at 8:30 a.m. Central Standard Time at the Dallas Convention Center, Dallas, Texas.

Form 10-K
TruServ Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available for viewing and/or printing on www.truserv.com, www.membersonline.com or www.sec.gov.

Markets
Hardware
Home and garden
Housewares
Commercial and industrial supply
Rental

Locations
6,178 stores in the United States and 54 other countries

Associates
2,969

All information as of December 31, 2003

Domestic Locations



Headquarters
Distribution center
Paint factory
100 stores or less
101 to 200 stores
201 to 300 stores
301 stores or more

Corporate Officers

Pamela Forbes Lieberman
president and
chief executive officer

Cathy Anderson
senior vice president,
general counsel and
corporate secretary

Michael Haining
senior vice president,
distribution/logistics and
manufacturing

Jon Johnson
vice president,
retail finance

Brian Kiernan
vice president,
retail development

Manfred "Fred" Kirst
vice president,
business segments

Steven Mahurin
senior vice president,
chief merchandising officer

Amy Mysel
senior vice president,
human resources and
communications

David Shadduck
senior vice president,
chief financial officer

Barbara Wagner
vice president,
corporate treasurer

Leslie Weber
senior vice president,
chief information officer

Carol Wentworth
vice president,
marketing

DESIGN: ANONYMOUS COPY: STEPHENS COMMUNICATION PRINTING: LAKE COUNTY PRESS

Board of Directors



Bottom row, left to right:

Peter G. Kelly
Newburyport, Massachusetts
1, 5, 7, 9

Gilbert L. Wachsman
Edina, Minnesota
2, 7*, 8

Pamela Forbes Lieberman
Chicago, Illinois
3, 9

Judith S. Harrison
Plandome, New York
2, 7

Charles W. Welch
South Royalton, Vermont
1, 7, 10

Top row, left to right:

J.W. "Bill" Blagg
Brownwood, Texas
1, 8*, 10

Michael S. Glode
Saratoga, Wyoming
1, 8

Thomas S. Hanemann
Memphis, Tennessee
2, 6

Laurence L. Anderson
West Des Moines, Iowa
2, 6, 8

Bryan R. Ableidinger
Portland, Oregon
1, 4, 9*, 10*

David Y. Schwartz
Highland Park, Illinois
2, 6*, 10

Director Designation

1. Store Owner Director
2. Outside Director
3. Chief Executive Officer
4. Chairman of the Board
5. Vice Chairman of the Board

Board Committees

6. Audit Committee
7. Compensation Committee
8. Corporate Governance Committee
9. Executive Committee
10. Legal Committee

* Committee Chair


TRUSERV
TruServ Corporation
8600 W. Bryn Mawr Avenue
Chicago, Illinois 60631-3505
773.695.5000
www.truserv.com
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But the best things come in small packages.